    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 1996

                                                     REGISTRATION NO. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           DURA PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    CALIFORNIA                                          95-3645543
           (STATE OR OTHER JURISDICTION                              (I.R.S. EMPLOYER
        OF INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NO.)

             5880 PACIFIC CENTER BLVD., SAN DIEGO, CALIFORNIA 92121
                                 (619) 457-2553
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 CAM L. GARNER
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           DURA PHARMACEUTICALS, INC.
             5880 PACIFIC CENTER BLVD., SAN DIEGO, CALIFORNIA 92121
                                 (619) 457-2553
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              CRAIG S. ANDREWS, ESQ.                           THOMAS E. SPARKS, JR., ESQ.
              FAYE H. RUSSELL, ESQ.                               JOHN L. DONAHUE, ESQ.
             MARTIN C. NICHOLS, ESQ.,                            GEORGE A. GUCKER, ESQ.,
         BROBECK, PHLEGER & HARRISON LLP                      PILLSBURY MADISON & SUTRO LLP
          550 WEST C STREET, SUITE 1300                               P.O. BOX 7880
           SAN DIEGO, CALIFORNIA 92101                     SAN FRANCISCO, CALIFORNIA 94120-7880
                  (619) 234-1966                                      (415) 983-1000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective:

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                               PROPOSED
                                                              PROPOSED         MAXIMUM
          TITLE OF EACH CLASS                 AMOUNT          MAXIMUM         AGGREGATE
             OF SECURITIES                    TO BE        OFFERING PRICE      OFFERING        AMOUNT OF
            TO BE REGISTERED              REGISTERED(1)     PER SHARE(2)       PRICE(2)     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock, no par value.............. 4,600,000 shares     $35.375        $162,725,000       $49,311
============================================================================================================

(1) Includes 600,000 shares of Common Stock that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED OCTOBER 17, 1996

PROSPECTUS

                                4,000,000 SHARES

                                      LOGO

                                  COMMON STOCK
                            ------------------------

     All of the shares of common stock, no par value ("Common Stock"), offered hereby are being issued and sold by Dura Pharmaceuticals, Inc. (the "Company"). The Common Stock is traded on the Nasdaq National Market under the symbol "DURA." On October 16, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $34 3/4 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" ON PAGES 8 TO 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                      PRICE TO            UNDERWRITING           PROCEEDS TO
                                       PUBLIC              DISCOUNT(1)           COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share......................           $                     $                     $
-------------------------------------------------------------------------------------------------
Total(3).......................           $                     $                     $
=================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses of the offering estimated at $350,000 payable by the Company.

(3) The Company has granted the Underwriters an option exercisable within 30 days to purchase up to an aggregate of 600,000 shares of Common Stock to cover over-allotments, if any. If such option is exercised, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about November   , 1996.
                            ------------------------

MERRILL LYNCH & CO.
           HAMBRECHT & QUIST
                        OPPENHEIMER & CO., INC.
                                   ROBERTSON, STEPHENS & COMPANY
                            ------------------------

               The date of this Prospectus is November   , 1996.

                D U R A ' S  C U R R E N T  P R O D U C T  L I N E

                                                      The U.S. respiratory
                                                      market is the focus of
                                                      Dura's strategy. Dura
                                                      divides this market into
                                                      two primary submarkets:
                                                      1) asthma and COPD
                                                      2) allergy, cough and cold

                                                      These classes of
                                                      respiratory ailments are
                                                      treated by the 30 products
                                                      in Dura's portfolio.
                                                      Twenty-two of these
                                                      products are owned and
                                                      promoted by Dura, six are
                                                      marketed under licensing
                                                      agreements with Eli Lilly
                                                      and Company, Sanofi-
                                                      Winthrop, Inc., and
                                                      Procter & Gamble
                                                      Pharmaceuticals, Inc., and
                 [PHOTO OF PRODUCTS]                  two are co-promoted with
                                                      Bausch & Lomb
                                                      Pharmaceuticals, Inc. and
                                                      Schering Corporation.

                                                      Dura's products are
                                                      promoted to key
                                                      specialists, including
                                                      allergists, pulmonologists
                                                      and ENTs, as well as to
                                                      high prescribing
                                                      generalists and
                                                      pediatricians who treat a
                                                      large number of allergy
                                                      and asthma patients.

                      R E C E N T  A C Q U I S I T I O N S










          [PHOTO OF ENTEX(R)]                 [PHOTO OF CECLOR(R) CD AND KEFTAB(R)]








                                              Dura acquired the U.S. rights to two
                                              respiratory antibiotics, Keftab(R) and
                                              Ceclor(R) CD, from Eli Lilly and Company
                                              in September 1996. In 1995, Keftab(R) had
In July 1996, Dura purchased the Entex(R)     existing sales of about $15 million. Dura
line of cough/cold products from Procter &    will launch Ceclor(R) CD in
Gamble Pharmaceuticals, Inc.                  October 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is traded on the Nasdaq National Market.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (1) the Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1995, as amended;
(2) the Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 1996; (3) the Quarterly Report of the Company on Form 10-Q for the quarter ended June 30, 1996; (4) the Quarterly Report of the Company on Form 10-Q for the quarter ended September 30, 1996; (5) the Proxy Statement of the Company dated April 29, 1996 in connection with the Annual Meeting of Shareholders held on May 29, 1996; (6) the Current Report of the Company on Form 8-K filed on January 9, 1996, as amended; (7) the Current Report of the Company on Form 8-K dated July 3, 1996; (8) the Current Report of the Company on Form 8-K dated September 5, 1996; and (9) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed on January 21, 1992.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into any such document). Requests for such documents should be submitted in writing to Mitchell R. Woodbury, Vice President and General Counsel, at Dura Pharmaceuticals, Inc., 5880 Pacific Center Boulevard, San Diego, California 92121 or by telephone at (619) 457-2553.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto incorporated by reference and appearing elsewhere in this Prospectus, including the information under "Risk Factors." Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed under "Risk Factors," as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY

     Dura Pharmaceuticals, Inc. ("Dura" or the "Company") is a specialty respiratory pharmaceutical and pulmonary drug delivery company. The Company is engaged in marketing prescription products to physicians in the U.S. who treat patients suffering from asthma, hay fever, chronic obstructive pulmonary disease ("COPD"), the common cold and related respiratory ailments (the "U.S. Respiratory Market"). Dura has strategically focused on the U.S. Respiratory Market because of its size (approximately $4.8 billion in sales in 1995) and growth opportunities. Additionally, the fragmented nature of the market and the identifiable base of physician prescribers allow the Company to achieve significant market penetration with a specialized sales force. The Company currently markets 30 prescription products, including 26 which are off-patent. The Company also has a separate mail service pharmacy which dispenses respiratory pharmaceuticals, Health Script Pharmacy Services, Inc. ("Health Script").

     Dura employs a dual marketing strategy utilizing its focused field sales force of approximately 150 people and a dedicated managed care sales and marketing group that covers managed care organizations and retail pharmacy chains. Dura's field sales force targets a physician base which includes approximately 60,000 U.S. allergists, ear, nose and throat physicians ("ENTs"), pulmonologists and a selected subset of pediatricians and generalist physicians, who the Company believes collectively write approximately 70% of respiratory pharmaceutical prescriptions. Dura believes that its field sales force calls on approximately one-half of the target physician base. The Company's managed care sales and marketing group concentrates on sales to large regional and national managed care organizations. The Company expects to continue expanding both the field sales force and the managed care sales and marketing group as warranted by market opportunities. During 1995, in addition to building its existing business of dispensing respiratory pharmaceuticals through home healthcare providers, Health Script launched a new program under the name "Healthco HomeRx" in which the Dura field sales force provides information concerning the services of Health Script to Dura's targeted physician base.

     This marketing strategy has allowed Dura to leverage its distribution capabilities by acquiring the rights to market additional prescription pharmaceutical products through acquisition, in-license or co-promotion arrangements. Since 1992, the Company has acquired 21 products targeted at the U.S. Respiratory Market. In July 1996, the Company acquired from Procter & Gamble Pharmaceuticals, Inc. ("P&G") worldwide rights to the Entex products, consisting of four prescription upper respiratory drugs. In September 1996, the Company acquired from Eli Lilly and Company ("Lilly") U.S. marketing rights to the antibiotics Keftab and Ceclor CD. The Company began marketing Keftab in September 1996, and expects to launch Ceclor CD in late October 1996.

     The Company is developing or has contracted for the development of four currently-marketed respiratory prescription pharmaceuticals. Three of these products are being developed by Elan Corporation, plc ("Elan") as part of its collaborative relationship with the Company and utilize Elan's drug delivery expertise and proprietary technologies. The fourth product is being developed internally.

     Another key component of Dura's strategy is to develop the Spiros pulmonary drug delivery system ("Spiros"). Spiros is being designed to aerosolize pharmaceuticals in dry powder formulations for delivery to the lungs while providing certain advantages over other currently-used methods of pulmonary drug delivery.

The Company has a three-level development program for Spiros which entails (i) developing, on behalf of Spiros Development Corporation ("Spiros Corp."), certain drug applications for use in Spiros, including in the near-term albuterol, beclomethasone and ipratropium, three of the most frequently-prescribed pharmaceutical agents to treat respiratory conditions, and, in the longer term, certain proteins and peptides, (ii) licensing Spiros primarily to pharmaceutical companies, including Mitsubishi Chemical Corporation ("Mitsubishi") and Fujisawa Pharmaceutical Co., Ltd. ("Fujisawa"), generally for use with certain of their proprietary respiratory products, and (iii) developing Spiros, in collaboration with third parties, for the systemic delivery of compounds through the lungs for respiratory and non-respiratory indications as an alternative to current invasive delivery techniques. The Company has licensed certain rights to Spiros Corp. to continue a significant portion of the development program for Spiros, including funding of ongoing and future clinical trials of albuterol and beclomethasone in a cassette version of Spiros, and formulation, preclinical development and clinical trials of albuterol, beclomethasone and ipratropium in a blisterdisk version of Spiros. The Company has the right to purchase all of the currently outstanding shares of callable common stock of Spiros Corp. through December 31, 1999 at predetermined prices (the "Purchase Option").

     In April 1996, Dura completed dosing of subjects in a clinical trial in the U.S. on behalf of Spiros Corp. focusing on dose selection using a formulation of powdered albuterol with Spiros under an Investigational New Drug ("IND") application filed with the United States Food and Drug Administration ("FDA"). In July 1996, the Company commenced long-term and short-term clinical trials which, along with earlier studies, are intended to serve as the basis for the filing of a New Drug Application ("NDA") by Dura in 1997 seeking FDA approval, on behalf of Spiros Corp., to market albuterol in the Spiros cassette system. The Company is also preparing an IND application for U.S. studies on beclomethasone in the Spiros cassette system which will be filed on behalf of Spiros Corp. In addition, Dura, on behalf of Spiros Corp., has performed powder formulation work with the peptide drug salmon calcitonin which in a pilot clinical trial demonstrated the ability to develop macromolecule aerosol powder formulation which achieved systemic delivery using the Spiros technology.

     The Company was incorporated under the laws of California in 1981. The Company's principal executive offices are located at 5880 Pacific Center Boulevard, San Diego, California 92121. Its telephone number is (619) 457-2553.

                              RECENT DEVELOPMENTS

     In July 1996, the Company acquired the Entex line consisting of four prescription upper respiratory drugs from P&G. In September 1996, the Company acquired the U.S. rights to the cephalosporin antibiotics Keftab and Ceclor CD from Lilly. The U.S. antibiotic market was $4.8 billion in 1995, of which $1.6 billion was accounted for by cephalosporin antibiotics. The Company believes that this acquisition complements its existing strategy since approximately 70% of antibiotics are prescribed for respiratory infections. Keftab is an antibiotic indicated for respiratory tract, skin and soft tissue infections. Ceclor CD is a twice-a-day dosage form of cefaclor typically taken for seven days. Ceclor, Lilly's currently marketed cefaclor, is normally taken three times a day for 10 days, and generated $161.0 million in sales in the U.S. for the 12 months ended June 30, 1996. The Company expects to launch Ceclor CD in late October 1996. The Company believes these product acquisitions further its strategy of acquiring prescription pharmaceuticals which are marketed by its sales force to its targeted physicians. To support the introduction and growth of these products, the Company intends to increase its field sales force from approximately 150 people currently to approximately 250 people by mid-1997.

     The Company recently reported revenues and net income of $63.3 million and $14.5 million, respectively, for the nine months ended September 30, 1996, compared to $35.7 million and $4.4 million, respectively, for the comparable period of 1995. Increased revenues and net income were primarily the result of increased sales of newly-acquired products, higher revenues at HealthScript and increased contract revenues.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the discussion of risk factors on pages 8 through 14 of this Prospectus should be considered carefully in evaluating an investment in the Common Stock. The risks of investing in the Common Stock include the following factors: "Reduction in Gross Margins;" "Third-Party Reimbursement; Pricing Pressures;" "Dependence on Acquisition of Rights to Pharmaceutical Products;" "Development Risks Associated With Spiros;" "Risks Associated With Recent Acquisitions;" "Customer Concentration; Consolidation of Distribution Network;" "Seasonality and Fluctuating Quarterly Results;" "Competition;" "Dependence on Third Parties; Limited Manufacturing Experience;" "Managing Growth of Business;" "Uncertainty of Profitability; Need for Additional Funds;" "Potential Exercise of Purchase Options for Spiros Corp. Callable Common Stock and Albuterol Product; Dilution;" "Government Regulation; No Assurance of FDA Approval;" "Patents and Proprietary Rights;" "Product Liability and Recall;" "Attraction and Retention of Key Personnel;" "Volatility of the Company Stock Price;" "Absence of Dividends;" "Change in Control;" "Proposition 211;" and "Forward-Looking Statements."

                                  THE OFFERING

Common Stock offered hereby...........................  4,000,000 shares
Common Stock to be outstanding after this offering....  41,741,578 shares(1)
Use of Proceeds.......................................  To acquire, in-license, co-promote, develop and commercialize
                                                        pharmaceuticals or to acquire
                                                        companies developing and/or marketing
                                                        such pharmaceuticals; to fund product
                                                        development programs, including
                                                        Spiros; and for working capital and
                                                        facilities expansion. See "Use of
                                                        Proceeds."
Nasdaq National Market Symbol.........................  DURA

---------------
(1) Excludes (a) 2,899,605 shares of Common Stock issuable upon the exercise of options outstanding at September 30, 1996 under the Company's stock option plan, (b) 851,081 shares of Common Stock available for future grants under such plan and (c) 4,696,624 shares of Common Stock issuable upon exercise of warrants outstanding at September 30, 1996. See "Capitalization" and "Description of Capital Stock."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                NINE MONTHS
                                                                                                   ENDED
                                                FISCAL YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                     ----------------------------------------------------    ------------------
                                      1991       1992       1993       1994        1995       1995       1996
                                     -------    -------    -------    -------    --------    -------    -------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:(1)
Sales..............................  $ 5,546    $ 9,561    $15,816    $22,199    $ 39,308    $27,139    $45,900
Contract revenues..................       --         --      2,297     10,481      12,194      8,556     17,407
         Total revenues............    5,546      9,561     18,113     32,680      51,502     35,695     63,307
Operating income (loss)(2).........   (3,302)    (7,016)    (8,240)     1,456     (37,252)     3,501     12,173
Net income (loss)(2)...............   (4,392)    (6,769)    (8,173)     1,936     (35,778)     4,435     14,471
Net income (loss) per share
  (primary)(2)(3)..................    (0.46)     (0.47)     (0.55)      0.10       (1.53)      0.16       0.37
Weighted average number of common
  and common equivalent
  shares(3)........................    9,506     14,506     14,988     19,860      23,440     27,324     38,890

                                                                                      SEPTEMBER 30, 1996
                                                                                     ---------------------
                                                                    DECEMBER 31,                     AS
                                                                        1995          ACTUAL      ADJUSTED(4)
                                                                    ------------     --------     --------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.................    $ 67,820       $ 87,238     $219,459
Working capital...................................................      59,717         66,551      198,772
Total assets......................................................     143,997        334,556      466,777
Long-term obligations (excluding current portion of long-term
  obligations)....................................................      15,427          9,300        9,300
Shareholders' equity..............................................     109,097        279,356      411,577

---------------
(1) Summary Consolidated Financial Information includes Health Script subsequent to its acquisition on March 22, 1995, Dura Delivery Systems, Inc. ("DDSI") subsequent to its acquisition on December 29, 1995, the Rondec product line subsequent to its acquisition on June 30, 1995, the Entex product line subsequent to its acquisition on July 3, 1996 and the Ceclor CD and Keftab products subsequent to their acquisition on September 5, 1996. See Notes 10 and 11 of the Notes to Consolidated Financial Statements.

(2) In 1993 and 1995, the Company incurred charges for purchase options and acquired in-process technology totaling $2.3 million and $43.8 million, respectively. If these charges were excluded, Dura would have reported a net loss of $5.9 million, or $0.39 per share, for 1993 and net income of $8.0 million, or $0.28 per share, in 1995. See Notes 10 and 11 of the Notes to Consolidated Financial Statements.

(3) Adjusted for a two-for-one stock split paid in the form of a 100% stock dividend effective July 1, 1996. For additional information relating to net income (loss) per share and common equivalent shares, see Note 2 of the Notes to Consolidated Financial Statements.

(4) Adjusted to give effect to the sale of 4,000,000 shares of Common Stock by the Company hereunder and the receipt of the net proceeds therefrom at an assumed public offering price of $34.75 per share. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing the Common Stock offered hereby.

     Reduction in Gross Margins. There is no proprietary protection for most of the products sold by the Company and substitutes for such products are sold by other pharmaceutical companies. The Company expects average selling prices for many of its products to decline over time due to competitive and reimbursement pressures. While the Company will seek to mitigate the effect of this decline in average selling prices, there can be no assurance that the Company will be successful in these efforts. See "Business -- Competition."

     Third-Party Reimbursement; Pricing Pressures. The Company's commercial success will depend in part on the availability of adequate reimbursement from third-party health care payors, such as government and private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical products and services. There can be no assurance that reimbursement will be available to enable the Company to achieve market acceptance of its products or to maintain price levels sufficient to realize an appropriate return on the Company's investment in product acquisition, in-licensing and development. The market for the Company's products may be limited by actions of third-party payors. For example, many managed health care organizations are now controlling the pharmaceuticals that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. There can be no assurance that the Company's products will be included on the formulary lists of managed care organizations or that downward pricing pressure in the industry generally will not negatively impact the Company's operations. Further, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed. While the Company cannot predict whether any such proposals will be adopted or the effect such proposals may have on its business, the pending nature of such proposals, as well as the adoption of any proposal, is likely to exacerbate industry-wide pricing pressures and could have a material adverse effect on the Company. See "Business -- Government Regulation."

     Dependence on Acquisition of Rights to Pharmaceutical Products. The Company's strategy for growth is dependent, in part, upon acquiring, in-licensing and co-promoting pharmaceuticals targeted primarily at allergists, ENTs, pulmonologists and a selected subset of pediatricians and generalist physicians. Other companies, including those with substantially greater resources, are competing with the Company for the rights to such products. There can be no assurance that the Company will be able to acquire, in-license or co-promote additional pharmaceuticals on acceptable terms, if at all. The failure of the Company to acquire, in-license, co-promote, develop or market commercially successful pharmaceuticals would have a material adverse effect on the Company. Furthermore, there can be no assurance that the Company, once it has obtained rights to a pharmaceutical product and committed to payment terms, will be able to generate sales sufficient to create a profit or otherwise avoid a loss. See "Business -- Strategy" and "Business -- Strategic Alliances."

     Development Risks Associated With Spiros. Spiros will require significant additional development. In addition, regulatory approvals for each drug to be delivered through the use of Spiros will have to be obtained prior to commercialization. There can be no assurance that development of Spiros will be completed successfully, that Spiros will not encounter problems in clinical trials that will cause the delay or suspension of such trials, that current or future testing will show Spiros to be safe or efficacious or that Spiros will receive regulatory approval. Moreover, even if Spiros does receive regulatory approval, there can be no assurance that Spiros will be commercially successful, have all of the patent and other protections necessary to prevent competitors from producing similar products and not infringe on patent or other proprietary rights of third parties. The failure of Spiros to receive timely regulatory approval and achieve commercial success would have a material adverse effect on the Company. See "Business -- Spiros" and "Business -- Relationship with Spiros Corp."

     Risks Associated With Recent Acquisitions. In September 1996, the Company acquired from Lilly exclusive U.S. rights to market and distribute Keftab and Ceclor CD and entered into a manufacturing agreement with Lilly which terminates in certain circumstances. Any interruption in the supply of Keftab or Ceclor CD from Lilly due to regulatory or other causes could result in the inability of the Company to meet demand and could have a material adverse impact on the Company.

     Both Keftab and Ceclor CD are antibiotics, and the Company has limited or no experience in marketing such products. There can be no assurance that the Company will be able to successfully market and distribute Keftab or that Keftab will continue to be accepted by the market at the levels previously achieved by Lilly or at a level sufficient to maintain growth of the product. In addition, Ceclor CD has not previously been marketed to physicians, and no assurance can be given that the Company will be successful in introducing this product or will be able to successfully compete with currently available products. Furthermore, the Company will need to significantly expand its existing sales force to address the antibiotic market, and no assurance can be given that such expansion can be successfully completed in a timely manner, if at all. Failure to successfully market and sell Keftab and Ceclor CD would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Dura's Current Products" and "Business -- Sales and Marketing."

     Customer Concentration; Consolidation of Distribution Network. The distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market. In addition, the number of independent drug stores and small chains has decreased as retail consolidation has occurred. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses thereby stimulating product returns to the Company. Further consolidation or financial difficulties could also cause customers to reduce their inventory levels, or otherwise reduce purchases of the Company's products which could result in a material adverse effect on the Company's business, financial condition or results of operations.

     Dura's customers include McKesson Drug Company, Bergen Brunswig Drug Company, Cardinal Health Inc., Bindley Western Drug Company and major drug store chains. During the first nine months of 1996, two customers individually accounted for 15% and 11% of sales. Two customers individually accounted for 16% and 11% of 1995 sales, three customers individually accounted for 21%, 14% and 12% of 1994 sales and two customers individually accounted for 19% and 14% of 1993 sales. The loss of any of these customer accounts could have a material adverse effect upon the Company's business, financial condition or results of operations.

     Seasonality and Fluctuating Quarterly Results. Historically, as a result of the winter cold and flu season, industry-wide demand for respiratory products has been stronger in the first and fourth quarters than during the second and third quarters of the year. In addition, variations in the timing and severity of the winter cold and flu season have influenced the Company's results of operations in the past. While the growth and productivity of the Company's sales force and the introduction by the Company of new products have historically mitigated the impact of seasonality on the Company's results of operations, recent product acquisitions by the Company are likely to increase the impact of seasonality on the Company's results of operations. No assurances can be given that the Company's results of operations will not be materially adversely affected by the seasonality of product sales.

     Competition. Many companies, including large pharmaceutical firms with financial and marketing resources and development capabilities substantially greater than those of Dura, are engaged in developing, marketing and selling products that compete with those offered by the Company. The selling prices of such products typically decline as competition increases. Further, other products now in use or under development by others may be more effective than Dura's current or future products. The industry is characterized by rapid technological change, and competitors may develop their products more rapidly than Dura. Competitors may also be able to complete the regulatory process sooner, and therefore, may begin to market their products in advance of Dura's products. Dura believes that competition among both prescription pharmaceuticals and pulmonary delivery systems aimed at the asthma and allergy, cough and cold markets will be based on, among other things, product efficacy, safety, reliability, availability and price.

     Dura directly competes with at least 25 other companies in the U.S. which are currently engaged in developing, marketing and selling respiratory pharmaceuticals. Additionally, there are at least 10 companies currently involved in the development, marketing or sales of dry powder pulmonary drug delivery systems. There are two types of dry powder inhalers ("DPIs") currently in commercial use worldwide. In the U.S., only individual dose DPIs are marketed, including the Rotohaler (developed and marketed by Glaxo Wellcome, Inc. ("Glaxo")) and the Spinhaler (developed and marketed by Fisons Limited ("Fisons")). The Turbuhaler (developed and marketed by Astra Pharmaceuticals ("Astra")), a multiple dose DPI and the leading DPI in worldwide sales, is considered the current industry standard. It is not yet marketed in the U.S., although the FDA has issued an approvable letter for the first Turbuhaler product. See "Business -- Competition."

     Dependence on Third Parties; Limited Manufacturing Experience. The Company's strategy for development and commercialization of certain of its products is dependent upon entering into various arrangements with corporate partners, licensors and others and upon the subsequent success of these partners, licensors and others in performing their obligations. There can be no assurance that the Company will be able to negotiate acceptable arrangements in the future or that such arrangements, or its existing arrangements, will be successful. In addition, partners, licensors and others may pursue alternative technologies or develop alternative compounds or drug delivery systems either on their own or in collaboration with others, including the Company's competitors. The Company has limited experience manufacturing products for commercial purposes and currently does not have the capability to manufacture its pharmaceutical products and therefore is dependent on contract manufacturers for the production of such products for development and commercial purposes. The manufacture of the Company's products is subject to current Good Manufacturing Practice ("cGMP") regulations prescribed by the FDA. The Company relies on a single manufacturer for each of its products. In the event that the Company is unable to obtain or retain third-party manufacturing, it may not be able to commercialize its products as planned. There can be no assurance that the Company will be able to continue to obtain adequate supplies of such products in a timely fashion at acceptable quality and prices. Also, there can be no assurance that the Company will be able to enter into agreements for the manufacture of future products with manufacturers whose facilities and procedures must comply with cGMP and other regulatory requirements. The Company's current dependence upon others for the manufacture of its products may adversely affect future profit margins, if any, on the sale of those products and the Company's ability to develop and deliver products on a timely and competitive basis.

     In June 1995, the Company completed construction of its manufacturing facility located in a Company-owned building adjacent to its headquarters. The Company is currently expanding its facilities to provide additional manufacturing capabilities. The facility initially is intended to be used to formulate, mill, blend and manufacture drugs to be used with Spiros, pending regulatory approval. Equipment purchases and validation are currently scheduled through 1997. The Company's manufacturing facility must be registered with and licensed by various regulatory authorities and comply with cGMP requirements prescribed by the FDA and the State of California. Any failure or significant delay in the validation of or obtaining a satisfactory regulatory inspection of the new facility could have a material adverse effect on the Company's ability to manufacture products in connection with Spiros. See
"Business -- Manufacturing."

     Managing Growth of Business. The Company has recently experienced significant growth as total revenues increased 80% in fiscal 1994, 58% in fiscal 1995 and 77% in the first nine months of 1996 as compared to prior periods. During fiscal 1995, the Company executed three agreements relating to the acquisition, in-licensing and co-promotion of products and acquired Health Script. During 1996, the Company commenced a co-promotion of Uni-Dur and executed agreements relating to the acquisition of the Entex, Ceclor CD and Keftab products. Due to the Company's emphasis on acquiring and in-licensing respiratory pharmaceutical products, the Company anticipates that the integration of the recently-acquired businesses and products, as well as any future acquisitions, will require significant management attention and expansion of its sales force. The Company's ability to achieve and maintain profitability is based on management's ability to manage its changing business effectively. See "-- Attraction and Retention of Key Personnel" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Uncertainty of Profitability; Need for Additional Funds. The Company has experienced significant operating losses in the past and at September 30, 1996, the Company's accumulated deficit was approximately $88.8 million. Although the Company achieved profitability on an annual basis in fiscal 1994 and 1995 (prior to the charge of approximately $43.8 million in the fourth quarter of 1995 in connection with the exercise of its option to purchase all of the outstanding stock of Dura Delivery Systems, Inc. ("DDSI") and its cash contribution to Spiros Corp.), there can be no assurance that revenue growth or profitability will continue on a quarterly or annual basis in the future. The acquisition and in-licensing of products, the expansion of the Company's sales force in response to acquisition and in-licensing of products, the maintenance of the Company's existing sales force, the upgrade and expansion of its facilities, continued pricing pressure and the potential exercise of the Purchase Option or the Albuterol Purchase Option (as defined below), as well as funds that Dura, at its option, may provide for Spiros development, both internally and through Spiros Corp., will require the commitment of substantial capital resources and may also result in significant losses. Depending upon, among other things, the acquisition and in-licensing opportunities available to it, the Company may need to raise additional funds for these purposes. The Company may seek such additional funding through public and private financings, including equity financings. Adequate funds for these purposes, whether through financial markets or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back or prevent some or all of its product acquisition and in-licensing programs, the upgrade and expansion of its facilities, the potential exercise of the Purchase Option and/or the Albuterol Purchase Option and further development of Spiros. The Company anticipates that its existing capital resources, together with cash expected to be generated from operations, available bank borrowings and the proceeds of this offering, should be sufficient to finance its current operations and working capital requirements through at least November 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Potential Exercise of Purchase Options for Spiros Corp. Callable Common Stock and Albuterol Product; Dilution. The Company has a contractual relationship with Spiros Corp. relating to the development of Spiros, pursuant to which certain rights to Spiros were transferred by the Company and DDSI to Spiros Corp. Dura has a Purchase Option with respect to all of the currently outstanding shares of callable common stock of Spiros Corp. If Dura exercises the Purchase Option, it will be required to make a substantial cash payment or to issue shares of Common Stock, or both. A payment in cash would reduce Dura's capital resources. A payment in shares of Common Stock would result in a decrease in the percentage ownership of Dura's shareholders at that time. The exercise of the Purchase Option will likely require Dura to record a significant charge to earnings and may adversely impact future operating results. If Dura does not exercise the Purchase Option prior to its expiration, the Company's rights in and to Spiros with respect to certain compounds will be terminated. Dura also has the option to provide funding for Spiros development in certain circumstances. Dura believes that the current funds of Spiros Corp. will be sufficient to fund product development by Spiros Corp. through the first half of 1998. Development of Spiros Corp. products may require significant additional funds.

     As part of the Company's contractual relationship with Spiros Corp., the Company received an option to purchase certain rights to an albuterol product in a cassette version of Spiros (the "Albuterol Purchase Option") exercisable at any time through the earlier of 60 days after FDA approval of such albuterol product or December 31, 1999. If the Company exercises the Albuterol Purchase Option, it will be required to make a cash payment of at least $15.0 million which could have an adverse effect on its capital resources. The Company may not have sufficient capital resources to exercise the Albuterol Purchase Option which may result in the Company's loss of valuable rights. In addition, continuation of development and commercialization of an albuterol product in a cassette version of Spiros may require substantial additional expenditures by Dura. As of the date of this Prospectus, Dura has no plans to provide additional funding to Spiros Corp. and has not made any determination as to the likelihood of its exercise of the Purchase Option or the Albuterol Purchase Option. See "Business -- Relationship with Spiros Corp."

     Government Regulation; No Assurance of FDA Approval. Development, testing, manufacturing and marketing of the Company's products are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries. The process of obtaining FDA approval of pharmaceutical products and drug delivery systems is costly and time-consuming. Any new pharmaceutical must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the FDA. Marketing of drug delivery systems also requires FDA approval, which can be costly and time-consuming to obtain. The Company will need to obtain regulatory approval for each drug to be delivered through the use of Spiros. There can be no assurance that the pharmaceutical products currently in development, or those products acquired or in-licensed by the Company, will be approved by the FDA. In addition, there can be no assurance that all necessary clearances will be granted to the Company or its licensors for future products or that FDA review or actions will not involve delays adversely affecting the marketing and sale of the Company's products. For both currently marketed and future products, failure to comply with applicable regulatory requirements can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. In addition, changes in regulations could have a material adverse effect on the Company.

     The FDA is continuing an evaluation of the effectiveness of all drug products containing ingredients marketed prior to 1962 (the year of enactment of the "Drug Amendments of 1962" to the Federal Food, Drug, and Cosmetic Act) as part of its Drug Efficacy Study Implementation ("DESI") program and will determine which drugs are considered "new drugs" requiring approval through a New Drug Application ("NDA") for marketing. A policy guide issued by the FDA indicates that the FDA will implement procedures to determine whether the new drug provisions are applicable to existing products. If a final determination is made that a particular drug requires an approved NDA, such approval will be required for marketing to continue. If such a determination is made, the FDA might impose various requirements; for example, it might require that the current product be the subject of an approved NDA, that the product be reformulated and an NDA approval be obtained, that the product must be sold on an over-the-counter basis rather than as a prescription drug or that the product must be removed from the market. There can be no assurance as to which of these courses the FDA will require, if any, with respect to most of the Company's pharmaceutical products or whether the Company will be able to obtain any approvals that the FDA may deem necessary. If any of these actions are taken by the FDA, such actions could have a material adverse effect on the Company's business. In addition, the Company's Tornalate Metered Dose Inhaler uses chlorofluorocarbon ("CFC") propellants. If CFCs are banned for use in the Tornalate Metered Dose Inhaler, then the Company will not be able to market that product for sale, which could have a material adverse effect on the Company. Health Script is subject to regulation by state regulatory authorities, principally state boards of pharmacy. In addition, Health Script is subject to regulation by other state and federal agencies with respect to reimbursement for prescription drug benefits provided to individuals covered primarily by publicly-funded programs. See "Business -- Government Regulation."

     Patents and Proprietary Rights. The Company's success will depend in part on its ability to obtain patents on current or future products or formulations, defend its patents, maintain trade secrets and operate without infringing upon the proprietary rights of others, both in the U.S. and abroad. However, only four of the pharmaceuticals currently marketed by the Company are covered by patents. The Company also has licenses or license rights to certain other U.S. and foreign patent and patent applications. There can be no assurance that patents, U.S. or foreign, will be obtained, or that, if issued or licensed to the Company, they will be enforceable or will provide substantial protection from competition or be of commercial benefit to the Company or that the Company will possess the financial resources necessary to enforce or defend any of its patent rights. Federal court decisions establishing legal standards for determining the validity and scope of patents in the field are in transition. For example, in a currently pending case, the U.S. Supreme Court will consider whether to alter or replace the traditional standard for determining patent infringement under the doctrine of equivalents. There can be no assurance that the historical legal standards surrounding questions of validity and scope will continue to be applied or that current defenses as to issued patents in the field will offer protection in the future. The commercial success of the Company will also depend upon avoiding the infringement of patents issued to competitors and upon maintaining the technology licenses upon which certain of the Company's current products are, or any future products under development might be, based. Litigation, which could result in substantial cost to the Company, may be necessary to enforce the Company's patent and license rights or to determine the scope and validity of the proprietary rights of third parties. If any of the Company's products are found to infringe upon patents or other rights owned by third parties, the Company could be required to obtain a license to continue to manufacture or market such products. There can be no assurance that licenses to such patent rights would be made available to the Company on commercially reasonable terms, if at all. If the Company does not obtain such licenses, it could encounter delays in marketing affected products while it attempts to design around such patents or it could find that the development, manufacture or sale of products requiring such licenses are not possible. The Company currently has certain licenses from third parties and in the future may require additional licenses from other parties to develop, manufacture and market commercially viable products effectively. There can be no assurance that such licenses will be obtainable on commercially reasonable terms, if at all, or that the patents underlying such licenses will be valid and enforceable. See "Business -- Patents and Proprietary Rights."

     Product Liability and Recall. The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its technologies or products is alleged to have resulted in adverse effects. Such risks will exist even with respect to those products that receive regulatory approval for commercial sale. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. The Company currently has product liability insurance; however, there can be no assurance that the level or breadth of any insurance coverage will be sufficient to fully cover potential claims. There can be no assurance that adequate insurance coverage will be available in the future at acceptable costs, if at all, or that a product liability claim or recall would not materially and adversely affect the business or financial condition of the Company.

     Attraction and Retention of Key Personnel. The Company is highly dependent on the principal members of its management staff, the loss of whose services might impede the achievement of development objectives. Although the Company believes that it is adequately staffed in key positions and that it will be successful in retaining skilled and experienced management, operational and scientific personnel, there can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms. The loss of the services of key scientific, technical and management personnel could have a material adverse effect on the Company, especially in light of the Company's recent significant growth. The Company does not maintain key-person life insurance on any of its employees. See "Business -- Human Resources" and "Management."

     Volatility of the Company Stock Price. The market prices for securities of emerging companies, including the Company, have historically been highly volatile. Future announcements concerning the Company or its competitors may have a significant impact on the market price of the Common Stock. Such announcements might include financial results, the results of testing, technological innovations, new commercial products, changes to government regulations, government decisions on commercialization of products, developments concerning proprietary rights, litigation or public concern as to safety of the Company's products. See "Price Range of Common Stock."

     Absence of Dividends. The Company has never paid any cash dividends on its Common Stock. In accordance with certain bank loan agreements, the Company is restricted from paying cash dividends without prior bank approval. The Company currently anticipates that it will retain all available funds for use in its business and does not expect to pay any cash dividends in the foreseeable future. See "Dividend Policy."

     Change in Control. Certain provisions of the Company's charter documents (including cumulative voting provisions for electing directors, provisions providing for two classes of directors serving staggered two-year terms and provisions permitting the Company to issue preferred stock in the future) and terms relating to the acceleration of the exercisability of certain warrants and options relating to the purchase of such securities by the Company in the event of a change in control may have the effect of delaying, deferring or preventing a change in control of the Company, thereby possibly depriving shareholders of receiving a premium for their shares of the Common Stock. See "Description of Capital Stock -- California Law and Certain Charter Provisions."

     Proposition 211. A pending initiative on the November 1996 California ballot would, if passed by voters and upheld against potential court challenges, subject corporations and their directors and officers to increased risk of suit and may prohibit corporations from indemnifying officers and directors and expose directors and officers of corporations to increased risk of personal liability. Proposition 211, if passed and upheld, could increase litigation expenses and the cost of related insurance and adversely affect the financial position and results of operations of Dura. In addition, the increased risk of personal liability could interfere with the ability of Dura to attract and retain directors and officers, which could adversely affect the Company's competitive position.

     Forward-Looking Statements. Prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus or documents incorporated by reference herein.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company are estimated to be $132,221,250 ($152,106,937 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $34.75 per share. These proceeds, together with the Company's existing cash, cash equivalents, short-term investments and cash generated from operations, will be used for general corporate purposes, including: (i) to acquire, in-license, co-promote, develop and commercialize pharmaceuticals targeted at Dura's physician base or to acquire companies developing and/or marketing such pharmaceuticals; (ii) to fund product development programs, including Spiros products; and (iii) for working capital and facilities expansion. At present, the Company is actively pursuing the acquisition of rights to several products and/or companies which may require the use of substantial capital resources; however, there are no present agreements or commitments with respect to any such acquisition.

     The cost, timing and amount of funds required for all specific uses by the Company cannot be precisely determined by the Company at this time and is at management's discretion. The rate of the Company's progress in acquiring and in-licensing new products or acquiring companies developing and/or marketing such products, the timing and nature of regulatory action and the availability of alternative methods of financing, including agreements with other companies relating to the development, manufacture and marketing of products, will also determine the allocation and timing of the Company's use of the proceeds from this offering.

     Pending applications of the proceeds as described above, the Company plans to invest the net proceeds of the offering in high-grade, short-term, interest-bearing investments.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the over-the-counter market and prices are quoted on the Nasdaq National Market under the symbol "DURA." The following table sets forth the intraday high and low prices for the Common Stock for the periods indicated, as reported on the Nasdaq National Market, as adjusted for the 2-for-1 stock split in the form of a 100% stock dividend, effective July 1, 1996.

                                                                         HIGH         LOW
                                                                         ----         ---
        YEAR ENDED DECEMBER 31, 1994:
        1st Quarter....................................................  $ 5        $ 3 1/8
        2nd Quarter....................................................    5  1/2     3 3/4
        3rd Quarter....................................................    6  5/8     5 1/8
        4th Quarter....................................................    7  1/4     5 1/4
        YEAR ENDED DECEMBER 31, 1995:
        1st Quarter....................................................  $ 7  1/2   $ 5 3/4
        2nd Quarter....................................................    9  7/8     6 1/2
        3rd Quarter....................................................   17  1/2     9
        4th Quarter....................................................   17  3/4    13 1/4
        YEAR ENDING DECEMBER 31, 1996:
        1st Quarter....................................................  $27  1/4   $16 3/8
        2nd Quarter....................................................   34 11/16   22
        3rd Quarter....................................................   40  1/2    19 3/4
        4th Quarter (through Oct. 16)..................................   38         29 1/2

     On October 16, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $34 3/4 per share. As of October 1, 1996, there were approximately 300 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on its Common Stock. In accordance with certain bank loan agreements, the Company is restricted from paying cash dividends without prior bank approval. The Company currently anticipates that it will retain all available funds for use in its business and does not expect to pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company at September 30, 1996, and as adjusted to reflect the sale of 4,000,000 shares of Common Stock offered hereby at an assumed public offering price of $34.75 per share and the receipt of net proceeds of such sale. See "Use of Proceeds."

                                                                      SEPTEMBER 30, 1996
                                                                     ---------------------
                                                                                     AS
                                                                      ACTUAL      ADJUSTED
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Cash, cash equivalents and short-term investments..............  $ 87,238     $219,459
                                                                     ========      =======
    Current portion of long-term obligations.......................  $ 27,972     $ 27,972
                                                                     ========      =======
    Long-term obligations (excluding current portion of long-term
      obligations)(1)..............................................  $  9,300     $  9,300
                                                                     --------      -------
    Shareholders' equity:
      Preferred Stock, no par value; 5,000,000 shares authorized;
         no shares issued or outstanding...........................        --           --
      Common Stock, no par value; 100,000,000 shares authorized;
         37,741,578 shares outstanding (actual); 41,741,578 shares
         outstanding (as adjusted)(2)..............................   371,406      503,627
      Accumulated deficit..........................................   (88,849)     (88,849)
      Unrealized gain on investments...............................        23           23
      Warrant subscriptions receivable.............................    (3,224)      (3,224)
                                                                     --------      -------
              Total shareholders' equity...........................   279,356      411,577
                                                                     --------      -------
              Total capitalization.................................  $288,656     $420,877
                                                                     ========      =======

---------------
(1) For additional information relating to long-term obligations, see Note 6 of the Notes to Consolidated Financial Statements.

(2) Excludes (a) 2,899,605 shares of Common Stock issuable upon the exercise of options outstanding at September 30, 1996 under the Company's stock option plan, (b) 851,081 shares of Common Stock available for future grants under such plan and (c) 4,696,624 shares of Common Stock issuable upon exercise of warrants outstanding at September 30, 1996. See "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The statement of operations data set forth below for each of the three years in the period ended December 31, 1995, and the balance sheet data at December 31, 1994 and 1995, are derived from, and are qualified by reference to, the audited financial statements incorporated by reference in this Prospectus and Registration Statement and included elsewhere in this Prospectus and should be read in conjunction with those financial statements and notes thereto. The statement of operations data for the fiscal years ended December 31, 1991 and 1992, and the balance sheet data at December 31, 1991, 1992 and 1993, are derived from audited financial statements not included herein. The management of the Company believes that the unaudited information at September 30, 1996, and for the nine-month periods ended September 30, 1995 and 1996, contains all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the financial position at such date and the results of operations for such periods. Operating results for the nine-month period ended September 30, 1996, are not necessarily indicative of results to be expected for the fiscal year ending December 31, 1996 or any other interim period. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's financial statements and related notes incorporated by reference in this Prospectus and Registration Statement and included elsewhere in this Prospectus.

                                                                                                                  NINE MONTHS
                                                                                                                     ENDED
                                                              FISCAL YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                                 --------------------------------------------------------     -------------------
                                                  1991        1992        1993        1994         1995        1995        1996
                                                 -------     -------     -------     -------     --------     -------     -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:(1)
Revenues:
  Sales........................................  $ 5,546     $ 9,561     $15,816     $22,199     $ 39,308     $27,139     $45,900
  Contract.....................................       --          --       2,297      10,481       12,194       8,556      17,407
                                                 -------     -------     -------     -------     --------     -------     -------
Total revenues.................................    5,546       9,561      18,113      32,680       51,502      35,695      63,307
                                                 -------     -------     -------     -------     --------     -------     -------
Operating costs and expenses:
  Cost of sales................................    1,588       2,700       3,782       3,894       10,618       7,259      12,553
  Clinical, development and regulatory.........      469       1,354       2,819       9,354        8,408       5,997      12,121
  Selling, general and administrative..........    5,856      12,267      17,294      17,871       25,580      18,676      26,121
  Goodwill amortization and writedowns.........      935         256         143         105          375         262         339
  Other charges(2).............................       --          --       2,315          --       43,773          --          --
                                                 -------     -------     -------     -------     --------     -------     -------
Operating income (loss)........................   (3,302)     (7,016)     (8,240)      1,456      (37,252)      3,501      12,173
Other income (expense).........................   (1,090)        247          67         514        1,880       1,116       4,060
                                                 -------     -------     -------     -------     --------     -------     -------
Pre-tax income (loss)..........................   (4,392)     (6,769)     (8,173)      1,970      (35,372)      4,617      16,233
Provision for income taxes(3)..................       --          --          --          34          406         182       1,762
                                                 -------     -------     -------     -------     --------     -------     -------
Net income (loss)(2)...........................  $(4,392)    $(6,769)    $(8,173)    $ 1,936     $(35,778)    $ 4,435     $14,471
                                                 =======     =======     =======     =======     ========     =======     =======
Net income (loss) per share(2)(4)
  Primary......................................  $ (0.46)    $ (0.47)    $ (0.55)    $  0.10     $  (1.53)    $  0.16     $  0.37
                                                 =======     =======     =======     =======     ========     =======     =======
  Fully Diluted................................                                                               $  0.15     $  0.36
                                                                                                              =======     =======
Weighted average number of common and common
  equivalent shares(4)
  Primary......................................    9,506      14,506      14,988      19,860       23,440      27,324      38,890
  Fully Diluted................................                                                                28,650      39,657

                                                                             DECEMBER 31,
                                                       --------------------------------------------------------     SEPTEMBER 30,
                                                        1991        1992        1993        1994         1995           1996
                                                       -------     -------     -------     -------     --------     -------------
                                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments....  $ 2,082     $13,459     $ 6,541     $36,026     $ 67,820       $  87,238
Working capital......................................    1,972      12,992       6,830      36,506       59,717          66,551
Total assets.........................................    5,325      26,339      20,048      56,072      143,997         334,556
Long-term obligations (excluding current portion of
  long-term obligations).............................    9,169       4,635       4,719       2,780       15,427           9,300
Shareholders' equity (deficit)(5)....................   (5,191)     18,310      12,571      48,537      109,097         279,356

---------------
(1) Selected financial data includes Health Script subsequent to its acquisition on March 22, 1995, DDSI subsequent to its acquisition on December 29, 1995, the Rondec product line subsequent to its acquisition on June 30, 1995, the Entex product line subsequent to its acquisition on July 3, 1996 and the Ceclor CD and Keftab products subsequent to their acquisition on September 5, 1996. See Notes 10 and 11 of the Notes to Consolidated Financial Statements.

(2) The 1993 charge of $2.3 million represents the charge for the option to acquire all of the outstanding stock of DDSI. The 1995 charge of $43.8 million represents the $30.8 million charge for acquired in-process technology associated with the DDSI acquisition and the $13.0 million charge for the contribution to Spiros Corp. If these charges were excluded, Dura would have reported a net loss of $5.9 million, or $0.39 per share, for 1993 and net income of $8.0 million, or $0.28 per share, in 1995. See Notes 10 and 11 of the Notes to Consolidated Financial Statements.

(3) For information relating to provision for income taxes, see Note 9 of the Notes to Consolidated Financial Statements.

(4) Adjusted for a two-for-one stock split paid in the form of a 100% stock dividend effective July 1, 1996. For additional information relating to net income (loss) per share and common equivalent shares, see Note 2 of the Notes to Consolidated Financial Statements.

(5) No cash dividends were declared or paid during the periods presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following comments should be read in conjunction with the Consolidated Financial Statements and Notes contained therein. See "Risk Factors" for trends and uncertainties known to the Company that could cause reported financial information not to be necessarily indicative of future results.

RECENT DEVELOPMENTS

     On September 5, 1996, the Company acquired from Lilly U.S. marketing rights to the antibiotics Keftab and Ceclor CD. The purchase price consisted of $100.0 million paid in cash at closing. Additional future contingent payments of $15 million per year starting in 1999 and ending in 2003 are subject to Ceclor CD remaining without an extended release cefaclor competitor in the U.S. The Company began marketing Keftab in September 1996, and expects to launch Ceclor CD in late October 1996.

     On July 3, 1996, the Company acquired from P&G worldwide rights to the Entex products, consisting of four prescription upper respiratory drugs. The purchase price of $45.0 million consisted of $25.0 million in cash paid at closing and $20.0 million due on July 3, 1997. The Company began marketing the Entex products in July 1996.

     The acquisition of the above product rights will have a material impact on future operating results.

RESULTS OF OPERATIONS

  Nine months ended September 30, 1996 as compared to the nine months ended September 30, 1995

     Total revenues for the nine months ended September 30, 1996 increased to $63.3 million, up 77%, compared to the same period in 1995. Net income for the nine months ended September 30, 1996 was $14.5 million, or $0.37 per share, an increase of $10.0 million, or $0.21 per share, compared to the same period in 1995.

     Pharmaceutical sales for the nine months ended September 30, 1996 increased to $45.9 million, up 69% compared to same period in 1995. The increase was primarily due to sales of newly-acquired products as well as higher revenues at Health Script.

     Gross profit (pharmaceutical sales less cost of sales) for the nine months ended September 30, 1996 increased $13.5 million compared to the same period in 1995. Gross profit as a percentage of sales remained steady at 73%.

     Contract revenues for the nine months ended September 30, 1996 increased $8.9 million to $17.4 million, up 103% compared to the same period in 1995. The Company, under agreements with several companies, conducts feasibility testing and development work on various compounds for use with Spiros. In addition, the Company receives royalties primarily from the co-promotion of pharmaceutical products. Contract revenues from Spiros related development and feasibility agreements for the nine months ended September 30, 1996 were $14.4 million, including $12.8 million, from Spiros Corp., compared to $6.6 million, including $5.4 from DDSI, respectively, for the same period in 1995. Contract revenues from royalties were $3.0 million for the nine months ended September 30, 1996, compared to $2.0 million for the same period in 1995.

     Clinical, development and regulatory expenses for the nine months ended September 30, 1996 increased $6.1 million to $12.1 million compared to the same period in 1995. The increase reflects expenses incurred by the Company under feasibility and development agreements covering the use of various compounds with Spiros.

     Selling, general and administrative expenses for the nine months ended September 30, 1996 increased $7.4 million to $26.1 million compared to the same period in 1995, and decreased to 41% of revenues compared to 52% of revenues in 1995. The dollar increase results primarily from marketing costs related to newly-acquired products as well as higher costs of Health Script to support a higher sales level. The decrease as a percentage of revenues reflects the productivity of the sales force, the growth of pharmaceutical sales due to product acquisitions and the growth of contract revenues.

     Interest income for the nine months ended September 30, 1996 increased $3.0 million to $4.7 million compared to the nine months ended September 30, 1995. The increase is due to the cash generated from the August 1995 and May 1996 public stock offerings as well as cash generated from operations. Interest expense for the nine months ended September 30, 1996 increased by $103,000 compared to the nine months ended September 30, 1995 as a result of obligations incurred in connection with 1995 product acquisitions.

     The Company recorded income tax provisions of $1.8 million for the nine months ended September 30, 1996, compared to $182,000 for the nine months ended September 30, 1995. The increased provision is due to the decline in the relative use of net operating loss carryforwards. The provisions reflect the expected combined Federal and state tax rate of 40% offset by the expected benefit from utilization of net operating loss carryforwards.

  Year ended December 31, 1995 ("1995") as compared to the year ended December 31, 1994 ("1994")

     Total revenues in 1995 increased $18.8 million, or 58%, over 1994. However, the Company incurred a net loss in 1995 of $35.8 million, or $1.53 per share, due to charges totaling $43.8 million related to the Company's Spiros development program. The charges consisted of a $30.8 million non-cash charge for in-process technology acquired in connection with Dura's acquisition of DDSI and a $13.0 million purchase option charge resulting from the cash contribution to Spiros Corp. If the charges were excluded, the Company would have reported net income in 1995 of $8.0 million or $0.28 per share.

     Pharmaceutical sales in 1995 increased by $17.1 million, or 77%, over 1994 due primarily to the $15.3 million in sales generated by Health Script, 1995 product acquisitions and internally-developed products that were launched in the second half of 1994. The remaining increase was generated by the pre-existing product line for which sales growth was impacted by the relatively weak cough/cold season experienced across the country in the first quarter of 1995.

     Gross profit for 1995 increased by $10.4 million, or 57%, as compared to 1994. Gross profit as a percentage of sales decreased to 73% in 1995 from 82% in 1994 due primarily to the lower margins generated on sales by Health Script in addition to the impact of contract pricing to managed care organizations.

     Contract revenues in 1995 increased by $1.7 million as compared to 1994. In 1995 and 1994, the Company recorded contract revenues of $1.6 million and $400,000, respectively, relating to an agreement with Drug Royalty Corporation USA Inc. ("DRC") under which the Company received funding through December 1995 to expand its sales force. In addition, the Company conducts development work under contracts with several companies and receives royalties. The development contracts relate to the testing and development of various compounds for use with Spiros and generated revenues in 1995 and 1994 of $9.5 million and $9.9 million, respectively, including $8.0 million and $9.2 million from DDSI. The Company recorded royalties under the co-promotion arrangement with Bausch & Lomb Pharmaceuticals, Inc. ("Bausch & Lomb") of $813,000 in 1995.

     Clinical, development and regulatory expenses in 1995 decreased by $946,000, or 10%, from 1994. Under an agreement with DDSI, the Company managed the development of DDSI products and incurred development expenses on behalf of DDSI in 1995 and 1994 of $6.4 million and $8.3 million, respectively, for which it received contract revenues. The decrease in DDSI development expenses resulted primarily from the shift from use of outside contractors to Dura employed personnel and resources. This decrease was partially offset by increased expenses associated with work being performed under development contracts, for which the Company recorded contract revenues of $1.0 million in 1995, and by costs associated with the internal development of respiratory pharmaceutical products.

     Selling, general and administrative expenses in 1995 increased by $7.7 million over 1994 and decreased as a percentage of revenues from 55% in 1994 to 50% in 1995. The dollar increase results primarily from the operating costs of Health Script, acquired in March 1995, and increased sales and contracting levels. The decrease as a percentage of revenues reflects an increase in the productivity of the sales force, the growth of pharmaceutical sales due to product acquisitions and the growth of contract revenues.

     Other income-net in 1995 increased by $1.4 million as compared to 1994. The increase resulted primarily from interest income on cash balances generated by the November 1994 and August 1995 stock offerings which was partially offset by interest expense resulting from obligations incurred in connection with 1995 acquisitions.

     The Company recorded income tax provisions of $406,000 and $34,000 in 1995 and 1994, respectively. The provisions reflect the expected combined Federal and state tax rate of 40% offset by the benefit from utilization of net operating loss carryforwards, which are generally limited to 90% of taxable income.

  Year ended December 31, 1994 ("1994") as compared to the year ended December 31, 1993 ("1993")

     Total revenues in 1994 increased $14.6 million, or 80%, over 1993. Net income for 1994 was $1.9 million, or $0.10 per share, compared to a net loss of $8.2 million, or $0.55 per share in 1993.

     Pharmaceutical sales in 1994 increased by $7.5 million, or 51%, as compared to 1993 due primarily to increased productivity of the sales force resulting in better penetration of existing sales territories. In addition, the introduction in August 1994 of an internally-developed pharmaceutical product produced sales during 1994 totaling $943,000. Sales for 1993 included $1.1 million from device products; the assets of the Company's device division were sold in August 1993.

     Gross profit in 1994 increased by $6.3 million, or 52%, as compared to 1993. Gross margin increased to 82% in 1994 as compared to 76% for 1993. The improvements in gross profit and gross margin reflected the increase in pharmaceutical sales in absolute dollars and the elimination of device division sales, which historically generated lower gross margins than did pharmaceutical sales. If device sales and cost of sales were excluded from the results of operations for 1993, gross margins for 1993 would have been 80%.

     Contract revenues in 1994 consisted of $9.9 million (including $9.2 million from DDSI) under development contracts relating to testing and development of various compounds with Spiros, $400,000 from DRC and $161,000 in royalties from the device division that was sold in 1993.

     Clinical, development and regulatory expenses in 1994 increased by $6.5 million over those for 1993. The increase reflects expenses incurred by the Company under its agreement with DDSI under which the Company incurred costs in 1994 and 1993 of $8.3 million and $1.5 million, respectively. Clinical, development and regulatory expenses net of DDSI development expenses decreased $238,000 from 1993 to 1994.

     Selling, general and administrative expenses in 1994 increased by $577,000 over 1993 and decreased as a percentage of revenues from 95% in 1993 to 55% in 1994. The dollar increase resulted primarily from increased sales commissions which are attributable to increased sales. The decrease as a percentage of revenues reflects an increase in the productivity of the existing sales force and the introduction of an internally-developed pharmaceutical product.

     Other income-net in 1994 increased by $447,000 as compared to 1993 due primarily to the write-off of $289,000 in interest payable representing an over accrual of interest on a note payable.

     The Company recorded an income tax provision of $34,000 in 1994 reflecting minimum taxes. Pretax income at the expected combined Federal and state tax rate of 40% was fully offset by the benefit of the reversal of temporary timing differences for tax reporting purposes which reduced taxable income to zero.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's working capital increased by $6.9 million to $66.6 million at September 30, 1996, from $59.7 million at December 31, 1995. Cash equivalents and short-term investments increased by $19.4 million to $87.2 million at September 30, 1996, from $67.8 million at December 31, 1995. The increases resulted primarily from the net proceeds from the May 1996 public stock offering as well as from cash generated from operations offset by amounts paid for product acquisitions.

     In 1995, the Company completed the first phase of construction, at its headquarters, of a manufacturing facility that will be used to formulate, mill, blend and fill drugs to be used with Spiros, pending regulatory approval. In 1996, the Company began a two-year project to expand its manufacturing facility to meet the production needs of products to be used with Spiros, pending regulatory approval. Included in construction in progress at September 30, 1996 are capital expenditures of $11.0 million relating to the facility. Equipment purchases for and validation of the manufacturing facility are currently scheduled through 1997. At September 30, 1996, the Company had open purchase commitments for construction and validation of the facility and equipment purchases of approximately $3.0 million and expects to spend an additional $4.0 million to complete the facility.

     At September 30, 1996, the Company had available a line of credit with a bank providing for borrowings up to $5.0 million, against which there were no borrowings outstanding. In accordance with bank loan agreements, all assets of the Company are pledged as collateral to loans outstanding, and the Company is required to maintain certain financial covenants.

     The Development and Management Agreement between the Company and Spiros Corp. requires Spiros Corp. to make payments to Dura for development and management services within 15 days after the end of the month in which the services are incurred. Dura records contract revenues from Spiros Corp. equal to the amounts due from Spiros Corp. for development and management services less a pro rata amount allocated to the warrant subscriptions receivable. The Company has a purchase option with respect to all of the shares of Spiros Corp. which is exercisable through December 31, 1999 at predetermined prices. In addition, the Company has an option, through specified dates, to acquire Spiros Corp.'s exclusive rights for use of Spiros with albuterol in the cassette version for a minimum of $15.0 million in cash. Such option is exercisable at any time through the earlier of 60 days after FDA approval of such albuterol product or December 31, 1999.

     At September 30, 1996, the Company had an aggregate of $37.3 million in other obligations, of which $28.0 million is to be paid within the next year. In connection with the acquisition of Ceclor CD and Keftab marketing rights, the Company paid $100.0 million in cash. Additional future contingent payments of $15 million per year starting in 1999 and ending in 2003 are subject to Ceclor CD remaining without an extended release cefaclor competitor in the U.S.

     The Company has a $59.8 million net operating loss carry forward for Federal income tax purposes of which approximately $27.5 million is currently available to offset taxable income. The tax benefit from approximately $9.4 million of the net operating loss carry forward currently available will be credited to common stock when and if this amount is used to offset taxable income.

     The Company anticipates that its existing capital resources, together with cash expected to be generated from operations, available bank borrowings and the proceeds of this offering, should be sufficient to finance its operations and working capital requirements through at least November 1997. Significant additional resources, however, may be required in connection with product or company acquisitions or in-licensing opportunities. At present, the Company is actively pursuing the acquisition of rights to several products and/or companies which may require the use of substantial capital resources; however, there are no present agreements or commitments with respect to any such acquisition.

                                    BUSINESS

OVERVIEW

     Dura is a specialty respiratory pharmaceutical and pulmonary drug delivery company. The Company is engaged in marketing prescription products to physicians in the U.S. who treat patients suffering from asthma, hay fever, COPD, the common cold and related respiratory ailments. Dura has strategically focused on the U.S. Respiratory Market because of its size (approximately $4.8 billion in sales in 1995) and growth opportunities. Additionally, the fragmented nature of the market and the identifiable base of physician prescribers allow the Company to achieve significant market penetration with a specialized sales force. The Company currently markets 30 prescription products, including 26 which are off-patent. The Company also has a separate mail service pharmacy which dispenses respiratory pharmaceuticals, Health Script.

     Dura employs a dual marketing strategy utilizing its focused field sales force of approximately 150 people and a dedicated managed care sales and marketing group that covers managed care organizations and retail pharmacy chains. Dura's field sales force targets a physician base which includes approximately 60,000 U.S. allergists, ENTs, pulmonologists and a selected subset of pediatricians and generalist physicians, who the Company believes collectively write approximately 70% of respiratory pharmaceutical prescriptions. Dura believes that its field sales force calls on approximately one-half of the target physician base. The Company's managed care sales and marketing group concentrates on sales to large regional and national managed care organizations. The Company expects to continue expanding both the field sales force and the managed care sales and marketing group as warranted by market opportunities. During 1995, in addition to building its existing business of dispensing respiratory pharmaceuticals through home healthcare providers, Health Script launched a new program under the name "Healthco HomeRx" in which the Dura field sales force provides information concerning the services of Health Script to Dura's targeted physician base.

     This marketing strategy has allowed Dura to leverage its distribution capabilities by acquiring the rights to market additional prescription pharmaceutical products through acquisition, in-license or co-promotion arrangements. Since 1992, the Company has acquired 21 products targeted at the U.S. Respiratory Market. In July 1996, the Company acquired from P&G worldwide rights to the Entex products, consisting of four prescription upper respiratory drugs. In September 1996, the Company acquired from Lilly U.S. marketing rights to the antibiotics Keftab and Ceclor CD. The Company began marketing Keftab in September 1996, and expects to launch Ceclor CD in late October 1996.

     The Company is developing or has contracted for the development of four currently-marketed respiratory prescription pharmaceuticals. Three of these products are being developed by Elan as part of its collaborative relationship with the Company and utilize Elan's drug delivery expertise and proprietary technologies. The fourth product is being developed internally.

     Another key component of Dura's strategy is to develop Spiros. Spiros is being designed to aerosolize pharmaceuticals in dry powder formulations for delivery to the lungs while providing certain advantages over other currently-used methods of pulmonary drug delivery. The Company has a three-level development program for Spiros which entails (i) developing, on behalf of Spiros Corp., certain drug applications for use in Spiros, including in the near-term albuterol, beclomethasone and ipratropium, three of the most frequently-prescribed pharmaceutical agents to treat respiratory conditions, and, in the longer term, certain proteins and peptides, (ii) licensing Spiros primarily to pharmaceutical companies, including Mitsubishi and Fujisawa, generally for use with certain of their proprietary respiratory products, and (iii) developing Spiros, in collaboration with third parties, for the systemic delivery of compounds through the lungs for respiratory and non-respiratory indications as an alternative to current invasive delivery techniques. The Company has licensed certain rights to Spiros Corp. to continue a significant portion of the development program for Spiros, including funding of ongoing and future clinical trials of albuterol and beclomethasone in a cassette version of Spiros, and formulation, preclinical development and clinical trials of albuterol, beclomethasone and ipratropium in a blisterdisk version of Spiros. The Company has the right to purchase all of the currently outstanding shares of callable common stock of Spiros Corp. through December 31, 1999 at predetermined prices.

     In April 1996, Dura completed dosing of subjects in a clinical trial in the U.S. on behalf of Spiros Corp. focusing on dose selection using a formulation of powdered albuterol with Spiros under an IND application filed with the FDA. In July 1996, the Company commenced long-term and short-term clinical trials which, along with earlier studies, are intended to serve as the basis for the filing of an NDA by Dura in 1997 seeking FDA approval, on behalf of Spiros Corp., to market albuterol in the Spiros cassette system. The Company is also preparing an IND application for U.S. studies on beclomethasone in the Spiros cassette system which will be filed on behalf of Spiros Corp. In addition, Dura, on behalf of Spiros Corp., has performed powder formulation work with the peptide drug salmon calcitonin which in a clinical trial demonstrated the ability to develop macromolecule aerosol powder formulation which achieved systemic delivery using the Spiros technology.

U.S. RESPIRATORY MARKET

     Dura divides the U.S. Respiratory Market into two primary markets: (i) asthma and COPD; and (ii) allergy, cough and cold.

  Asthma and COPD

     Asthma is a complex physiological disorder characterized by airway hyperactivity to a variety of stimuli such as dust, pollen, stress or physical exercise, resulting in airway obstruction that is partially or temporarily reversible. The U.S. asthma population has grown steadily to more than 15 million people, a 66% rise since 1980. COPD is a complex condition comprising a combination of chronic bronchitis, emphysema and airway obstruction. The disease affects males greater than females and is exacerbated by smoking and other insults to the lung. Incidence is as high as 20% of the adult male population, though only a minority are clinically disabled. The U.S. combined market for therapeutic drugs to treat asthma and COPD was over $2.3 billion in 1995. The primary categories of therapeutic drugs used in the treatment of asthma and COPD include bronchodilators and anti-inflammatories. Bronchodilators dilate the airways and include beta agonists (such as bitolterol and albuterol), xanthines (such as theophylline) and anticholinergics (such as ipratropium). Anti-inflammatories reduce inflammation and include cromolyns and glucocorticoids (such as triamcinolone, beclomethasone, flunisolide and budesonide).

  Allergy, Cough and Cold

     While the causes of allergies (which can be seasonal or perennial) and cough and colds differ, nasal congestion and sneezing are common symptoms of these diseases. The U.S. combined market for therapeutic drugs to treat allergies, cough and cold was over $2.5 billion in 1995. Antihistamines and antihistamine/decongestant combinations are the most widely used forms of therapy for allergies and represent the largest portion of the allergy, cough and cold market in the U.S.

     Cough and cold preparations represent the next largest portion of the allergy, cough and cold market and include decongestant and decongestant/expectorant combinations, cough suppressants and antihistamine combinations and expectorants.

STRATEGY

     The Company's objective is to be a leading supplier of respiratory pharmaceuticals and pulmonary drug delivery systems. The Company attempts to achieve this objective through the implementation of the following:

- Focusing marketing efforts on respiratory physician specialists. Dura employs a dual marketing strategy utilizing its focused field sales force and a dedicated managed care sales and marketing group. Dura's field sales force targets a physician base which includes approximately 60,000 U.S. allergists, ENTs, pulmonologists and a selected subset of pediatricians and generalist physicians, who the Company believes collectively write approximately 70% of respiratory pharmaceutical prescriptions. Dura believes that its field sales force calls on approximately one-half of the target physician base. The Company's managed care sales and marketing group concentrates on sales to large regional and national managed care organizations. The Company expects to continue expanding both the field sales force and the managed care sales and marketing group as warranted by market opportunities. During 1995, in addition to building its existing business of dispensing respiratory pharmaceuticals through home healthcare providers, Health Script launched a new program under the name "Healthco HomeRx" in which the Dura field sales force provides information concerning the services of Health Script to Dura's targeted physician base.

- Acquiring, in-licensing or co-promoting respiratory prescription pharmaceuticals. The Company seeks to acquire, in-license or co-promote already approved respiratory prescription pharmaceuticals or companies developing and/or marketing such pharmaceuticals. The Company is particularly focused on respiratory drugs that are under-promoted by large pharmaceutical companies. The Company believes that the pharmaceutical industry is undergoing a restructuring that may create greater opportunities for the Company. For example, many large pharmaceutical companies are reducing their sales forces, which may lead to the underpromotion of certain products and create significant acquisition, in-licensing and co-promotion opportunities. Additionally, consolidation within the sector may make small product lines less desirable to large pharmaceutical companies. At present, the Company is actively pursuing the acquisition of rights to several products and/or companies which may require the use of substantial capital resources; however, there are no present agreements or commitments with respect to any such acquisition.

- Developing Spiros. The Company has a three-level development program for Spiros which entails (i) developing, on behalf of Spiros Corp., certain drug applications for use in Spiros, including in the near term albuterol, beclomethasone and ipratropium, three of the most frequently-prescribed pharmaceutical agents to treat respiratory conditions, and, in the longer term, certain proteins and peptides, (ii) licensing Spiros primarily to pharmaceutical companies generally for use with certain of their proprietary respiratory products, and (iii) developing Spiros, in collaboration with third parties, for the systemic delivery of compounds through the lungs for respiratory and non-respiratory indications as an alternative to current invasive delivery techniques. These Spiros development programs are currently being undertaken primarily through strategic relationships with Spiros Corp., Elan, Mitsubishi, Fujisawa and Houghten Pharmaceuticals, Inc. ("Houghten").

- Developing respiratory pharmaceutical products. The Company is developing or has contracted for the development of four currently-marketed respiratory prescription pharmaceuticals. The Company considers a number of factors in determining which currently-marketed pharmaceuticals to develop, including (i) projected market size and historical revenues and profits, (ii) ability to be marketed through Dura's existing distribution channels, (iii) ability to complement or supplement Dura's existing products and (iv) ability to be differentiated from other currently-marketed pharmaceuticals, either by reformulation or method of delivery.

DURA'S CURRENT PRODUCTS

     The following prescription pharmaceuticals are currently being marketed by Dura in the following therapeutic categories:

                                                                               RIGHTS              YEAR
                                                                          OBTAINED FROM OR       INTRODUCED
                              PRODUCTS                                      DEVELOPED BY          BY DURA
---------------------------------------------------------------------  ----------------------    ---------
ASTHMA AND COPD
  TORNALATE METERED DOSE INHALER (bitolterol mesylate)...............  Sanofi-Winthrop, Inc.       1993
  TORNALATE SOLUTION FOR INHALATION, 0.2% (bitolterol mesylate)......  Sanofi-Winthrop, Inc.       1992
  UNI-DUR (theophylline).............................................   Schering Corporation       1996
ALLERGY, COUGH AND COLD
  DURA-VENT TABLETS (phenylpropanolamine HC1, guaifenesin)...........           Dura             Pre-1989
  DURA-VENT/DA TABLETS (chlorpheniramine maleate, phenylephrine HC1,
    methscopolamine nitrate).........................................           Dura             Pre-1989
  D.A. CHEWABLE TABLETS (chlorpheniramine maleate, phenylephrine HC1,
    methscopolamine nitrate).........................................           Dura               1991
  D.A. II TABLETS (chlorpheniramine maleate, phenylephrine HC1,
    methscopolamine nitrate).........................................           Dura               1996
  DURA-TAP/PD CAPSULES (chlorpheniramine maleate, pseudoephedrine
    HC1).............................................................           Dura             Pre-1989
  DURA-VENT/A CAPSULES (chlorpheniramine maleate, phenylpropanolamine
    HC1).............................................................           Dura             Pre-1989
  DURA-GEST CAPSULES (phenylephrine HC1, phenylpropanolamine HC1,
    guaifenesin).....................................................           Dura             Pre-1989
  FENESIN TABLETS (guaifenesin)......................................           Dura             Pre-1989
  FENESIN DM TABLETS (guaifenesin, dextromethorphan hydrobromide)....           Dura               1994
  GUAI-VENT/PSE TABLETS (pseudoephedrine HC1, guaifenesin)...........           Dura               1994
  CROLOM (cromolyn sodium opthalmic solution USP 9%).................      Bausch & Lomb           1995
  RONDEC ORAL DROPS (carbinoxamine maleate, pseudoephedrine
    hydrochloride)...................................................          Abbott              1995
  RONDEC SYRUP (carbinoxamine maleate, pseudoephedrine
    hydrochloride)...................................................          Abbott              1995
  RONDEC-TR TABLET (carbinoxamine maleate, pseudoephedrine
    hydrochloride)...................................................          Abbott              1995
  RONDEC TABLET (carbinoxamine maleate, pseudoephedrine
    hydrochloride)...................................................          Abbott              1995
  RONDEC-DM ORAL DROPS (carbinoxamine maleate, pseudoephedrine
    hydrochloride, dextromethorphan hydrobromide)....................          Abbott              1995
  RONDEC-DM SYRUP (carbinoxamine maleate, pseudoephedrine
    hydrochloride, dextromethorphan hydrobromide)....................          Abbott              1995
  RONDEC CHEWABLE TABLETS (brompheniramine maleate, pseudoephedrine
    hydrochloride)...................................................           Dura               1996
  ENTEX LA TABLETS (phenylpropanolamine HC1, guaifenesin)............           P&G                1996
  ENTEX PSE TABLETS (pseudoephedrine HC1, guaifenesin)...............           P&G                1996
  ENTEX CAPSULES (phenylephrine HC1, phenylpropanolamine HC1,
    guaifenesin).....................................................           P&G                1996
  ENTEX LIQUID (phenylephrine HC1, phenylpropanolamine HC1,
    guaifenesin).....................................................           P&G                1996
ANTIBIOTICS
  CAPASTAT SULFATE (sterile capreomycin sulfate, USP)................          Lilly               1995
  SEROMYCIN (cycloserine capsules, USP)..............................          Lilly               1995
  FURADANTIN ORAL SUSPENSION (nitrofurantoin)........................           P&G                1996
  KEFTAB (cephalexin hydrochloride)..................................          Lilly               1996
  CECLOR CD Tablets (anhydrous cefaclor).............................          Lilly               1996

     In July 1996, the Company acquired the Entex line consisting of four prescription upper respiratory drugs from P&G. In September 1996, the Company acquired the U.S. rights to the cephalosporin antibiotics Keftab and Ceclor CD from Lilly. The U.S. antibiotic market was $4.8 billion in 1995, of which $1.6 billion was accounted for by cephalosporin antibiotics. The Company believes that this acquisition complements its existing strategy since approximately 70% of antibiotics are prescribed for respiratory infections. Keftab is an antibiotic indicated for respiratory tract, skin and soft tissue infections. Ceclor CD is a twice-a-day dosage form of cefaclor typically taken for seven days. Ceclor, Lilly's currently marketed cefaclor, is normally taken three times a day for 10 days, and generated $161.0 million in sales in the United States for the 12 months ended June 30, 1996. The Company expects to launch Ceclor CD in late October 1996. The Company believes these product acquisitions further its strategy of acquiring prescription pharmaceuticals which are marketed by its sales force to its targeted physicians. To support the introduction and growth of these products, the Company intends to increase its field sales force from approximately 150 people currently to approximately 250 people by mid-1997.

     Dura's agreement with Schering Corporation to market Uni-Dur allows the Company to further leverage the productivity of its field sales force. The Company is promoting the product, which is used to treat asthma and reversible bronchospasm, to a significant portion of its targeted physician base. The extension of the Rondec product line by the introduction of Rondec Chewable represents an additional opportunity for Dura to achieve its goal of increasing sales and its presence in the pediatric market.

     The two Tornalate products, Keftab, Ceclor CD, Capastat Sulfate and Seromycin, are the subject of approved NDAs. Uni-Dur and Crolom are the subject of approved Abbreviated New Drug Applications ("ANDAs"). The remaining products are branded pharmaceuticals which are not the subject of NDAs or ANDAs.

SPIROS

     Spiros is a proprietary pulmonary dry powder drug delivery system that is designed to aerosolize pharmaceuticals in dry powder formulations for delivery to the lungs. Currently, Metered Dose Inhalers ("MDIs") are the most commonly used inhalation delivery systems. The Company believes dry product inhalers ("DPIs") will gradually replace MDIs as the leading pulmonary delivery system, due primarily to CFC regulation and coordination problems associated with MDIs. Many companies are studying alternative propellants, such as hydrofluorocarbons ("HFAs"), for use in MDIs, and one potential competitor has obtained FDA approval to market an albuterol MDI using an HFA propellant. However, the Company believes any product utilizing alternative propellants will still suffer from many of the limitations of currently-marketed MDIs, including the need for patients to coordinate breathing with actuation of the drug delivery system. There are currently two general classes of DPIs in commercial use worldwide, individual and multiple dose systems, and both are breath powered and flow rate dependent. In the U.S., only individual dose DPIs are marketed. Turbuhaler, a multiple dose DPI and the leading DPI in worldwide sales, is considered the current industry standard. It is not yet approved for marketing by the FDA in the U.S., although the FDA has issued an approvable letter for the first Turbuhaler product.

  Potential Advantages of Spiros

     The Company believes Spiros may have certain advantages over other currently used methods of delivery including the following:

- Inspiratory flow rate independence. Spiros is designed to deliver a relatively consistent drug dose to the lungs over a wide range of inspiratory flow rates, which can vary depending on a patient's health, effort or physical abilities. Recently-completed tests of Spiros on human subjects have shown a relatively consistent and significant level of drug deposition throughout the clinically relevant inspiratory range. Currently-available DPIs can vary significantly in their level of drug deposition depending on the inspiratory flow rate and can deliver significantly less drug at the lower flow rates typically associated with asthma attacks.

- Minimum need for patient coordination. Spiros is breath-actuated and does not require the user to coordinate inhalation and actuation of the drug delivery system. MDIs generally require the user to coordinate their breathing with actuation of the MDI. Studies indicate that a significant percentage of patients, particularly young children and the elderly, do not use MDIs correctly. Spiros is designed to solve these coordination problems by delivering the drug to patients' lungs as they inhale.

- Free of chlorofluorocarbon propellants. CFC propellants have ozone destructive characteristics and are subject to worldwide regulations aimed at eliminating their usage within the decade. Spiros will not use CFCs while most MDIs, currently the most popular form of aerosol drug delivery, use CFCs. Virtually all of the world's industrial nations, under the auspices of the United Nations Environmental Program, pledged to cease use of CFCs by the year 2000. As a result of the phase out of CFCs, the Company believes that DPIs will become a leading method for pulmonary drug delivery.

- Reduced side effects. Spiros is designed to efficiently deliver drugs to the lungs thereby reducing drug deposition to the mouth and throat which could reduce the possibility of unwanted side effects of certain pharmaceutical agents, such as coughing and local irritation. With MDIs, a significant portion of the dose is delivered to the mouth and throat and is swallowed.

- Patient convenience. Spiros is designed to be convenient for patients, with features such as breath actuation (Spiros is triggered by inhalation), portability (light weight and small size), quick delivery time, simple operation, dose delivery feedback and multi-dose capability.

  Development Program for Spiros

     The Company intends to proceed with a three-level development program for Spiros. The first level entails developing certain drug applications for use in Spiros, including in the near-term albuterol, beclomethasone and ipratropium, three of the most frequently-prescribed pharmaceutical agents to treat respiratory conditions, and, in the longer term, certain proteins and peptides. The Company is engaged in on-going discussions with the FDA regarding submissions for clinical testing requirements for Spiros for albuterol, beclomethasone and ipratropium aimed at facilitating the regulatory approval process.

     A pilot clinical study using an earlier generation Spiros cassette system and a marketed form of albuterol was completed in 1994, with data showing good lung delivery performance of the system. An IND application was filed with the FDA in 1994 to begin clinical testing with Dura's own albuterol dry powder formulation with the improved, current-generation Spiros cassette system. Dura exclusively licensed rights to this formulation to Spiros Corp. In April 1996, Dura completed dosing of subjects in a clinical trial in the United States on behalf of Spiros Corp. focusing on dose selection using a formulation of powdered albuterol with Spiros under an IND application filed with the FDA. In July 1996, the Company commenced long-term and short-term clinical trials which, along with earlier studies, are intended to serve as the basis for the filing of an NDA by Dura in 1997 seeking FDA marketing approval, on behalf of Spiros Corp., for albuterol in the Spiros cassette system. Considerable formulation work for use of beclomethasone with Spiros has also been done. A study has been completed in Canada to evaluate dose selection in 24 subjects. The Company is preparing an IND application for U.S. studies on beclomethasone in Spiros which will be filed by Dura on behalf of Spiros Corp. The Company intends to conduct additional clinical trials on albuterol, beclomethasone and ipratropium in the Spiros blisterdisk system, on behalf of Spiros Corp.

     Dura, on behalf of Spiros Corp., has performed powder formulation work with the peptide drug salmon calcitonin, which in a clinical trial demonstrated the ability to develop macromolecule aerosol powder formulation which achieved systemic delivery using the Spiros technology. Particle size reduction appropriate for aerosol administration was achieved, and in vitro measurements showed good aerosol characteristics in Spiros. The formulation was sufficiently stable, and a clinical trial batch was manufactured in Dura's cGMP facility.

     The second level consists of licensing Spiros primarily to pharmaceutical companies for use with certain of their proprietary respiratory products. Dura currently has a development agreement with Fujisawa and is conducting feasibility studies for other pharmaceutical companies to assess the suitability of certain compounds to be delivered using Spiros. There can be no assurance that any of these feasibility studies will prove successful, or even if successful, that the pharmaceutical companies will proceed to license Spiros for use with these compounds. See "-- Strategic Alliances."

     The third level is to develop Spiros for the systemic delivery of compounds through the lungs for respiratory and non-respiratory indications as an alternative to current invasive delivery techniques. The Company commenced development efforts on the use of Spiros with peptides and proteins in 1995. Dura is also performing feasibility studies for pharmaceutical companies that desire to develop Spiros for use with both respiratory drugs and drugs for systemic pulmonary delivery now being developed by those companies. In February 1996, Dura entered into a collaborative agreement with Houghten to develop inhalation formulations of new compounds discovered and developed by Houghten. See "-- Strategic Alliances."

ADDITIONAL RESPIRATORY PRODUCTS UNDER DEVELOPMENT

     The Company is also developing or has contracted for the development of four currently-marketed respiratory prescription pharmaceuticals. Three of these products are being developed by Elan as part of its collaborative relationship with the Company and utilize Elan's drug delivery expertise and proprietary technologies. These products have been selected because they involve complex delivery problems which make it more difficult for them to be easily and widely genericized. Elan is currently performing dissolution and bioavailability studies on two of these products. See "-- Strategic Alliances." The Company is also developing a chewable cough/cold product which would add to Dura's products already offered to the pediatric market. This product is being developed under contract with outside manufacturers for Dura's exclusive use and utilizes a proprietary taste-masking technology. Dura intends to seek FDA approval to market this product under an ANDA.

SALES AND MARKETING

  Field Sales Force

     Dura's specialized sales and marketing organization targets a physician base which includes approximately 60,000 U.S. allergists, ENTs, pulmonologists, and a selected subset of pediatricians and generalist physicians who treat a large number of allergy and asthma patients. The Company believes this relatively small group of physicians writes approximately 70% of respiratory pharmaceutical prescriptions for the $4.8 billion U.S. Respiratory Market. This concentration allows for effective market penetration by a specialized sales and marketing organization.

     As of September 30, 1996, Dura had 135 full-time pharmaceutical sales representatives nationwide, supervised by 15 district managers and two regional directors. Dura believes its focused sales force currently calls on approximately one-half of its target physician base. The Company intends to continue expansion of its field sales force as product opportunities warrant.

     The Company believes that the personal relationships of Dura's sales representatives with their physician customers are essential to the Company's business. Dura's sales representatives differentiate themselves from the competition by focusing primarily on asthma and allergy, cough and cold, and by promoting pharmaceuticals used by respiratory specialists in treating patients. With a relatively small target audience, promotional spending by Dura on advertising and direct mail is generally inexpensive and efficient. The Company regularly participates in local, regional and national medical meetings of the key specialty groups. The Company believes that it has established a national awareness of the Dura name within the U.S. Respiratory Market.

  Managed Care Sales and Marketing Group

     To implement Dura's dual marketing strategy, the Company established a dedicated managed care sales and marketing group, currently consisting of four experienced national account managers, which concentrates on sales to large regional and national managed care organizations. These organizations include health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), large drug merchandising chains, nursing home providers and mail order pharmacies. A primary goal of the managed care sales and marketing group is to place Dura's products on approved formulary lists of HMOs and PPOs.

HEALTH SCRIPT

     In March 1995, the Company acquired Health Script, located in Denver, Colorado. Health Script, a wholly-owned subsidiary of the Company, is a mail service pharmacy which dispenses respiratory pharmaceuticals. Mail order services are particularly well-suited for respiratory patients who are long-term, chronic users of certain pharmaceuticals and to whom the convenience and cost efficiency of mail order is appealing. Health Script was formed in 1990 to supply value-priced respiratory pharmaceutical products to patients through the mail. Health Script currently dispenses, to its approximately 30,000 patients nationwide, over 100 respiratory products manufactured by third parties. Since inception, Health Script has focused on working with home healthcare providers and their patients to coordinate respiratory medication services and patient management programs. These home healthcare providers, which principally distribute nebulizers, inform patients about the mail services of Health Script. The existing patient base is maintained by telephone conversations between pharmacists and the patients in which the patients' compliance with their doctors' prescriptions are reviewed. During 1995, in addition to building its existing business of dispensing respiratory pharmaceuticals through home healthcare providers, Health Script launched a new program under the name "Healthco HomeRx" in which the Dura field sales force provides information concerning the services of Health Script to Dura's targeted physician base.

RELATIONSHIP WITH SPIROS CORP.

     In December 1995, Spiros Corp. completed a $28.0 million private placement. The net proceeds of this private placement and a $13.0 million cash contribution from Dura are being used by Spiros Corp. to continue a significant portion of the development program for Spiros, including funding of formulation, preclinical development and ongoing and future clinical trials of albuterol, beclomethasone and ipratropium in Spiros.

     The financing involved the issuance and sale of 933,334 units at $30.00 per unit. Each unit consisted of one share of Spiros Corp. callable common stock and one Series S Warrant exercisable for 2.4 shares of the Common Stock at an exercise price of $19.47 per share. In consideration for the issuance of the Series S Warrants and Dura's cash contribution, the Company received the Purchase Option, which can be exercised through December 31, 1999, to purchase all of the currently outstanding shares of Spiros Corp. callable common stock at predetermined prices, beginning at $46.88 per share (an aggregate of $43.7 million) through December 31, 1997 and increasing on a quarterly basis thereafter to a maximum of $76.17 per share (an aggregate of $71.1 million) on December 31, 1999. Such purchase price may be paid, at the Company's discretion, in cash, shares of the Common Stock or a combination thereof. Any shares of Common Stock delivered in payment of the purchase price must be covered by an effective registration statement. If the development efforts of Spiros Corp. are successful, the Company may exercise its right to purchase Spiros Corp.'s callable common stock; however, the Company does not have a legal obligation to do so. In addition, Dura has the Albuterol Purchase Option through specified dates, exercisable at any time through the earlier of 60 days after FDA approval of an albuterol product or December 31, 1999. The Albuterol Purchase Option gives the Company an option to purchase certain rights to an albuterol product in a cassette version of Spiros. In the event Dura exercises the Albuterol Purchase Option and does not exercise the Purchase Option, Dura will pay a royalty to Spiros Corp. on net sales of such albuterol product.

     In connection with the private placement, the Company entered into the following agreements with Spiros Corp.:

-Technology License Agreement. Under this agreement, the Company and DDSI granted to Spiros Corp., subject to existing agreements with Elan and Mitsubishi, a royalty-bearing, perpetual, exclusive license to use Spiros in connection with albuterol, beclomethasone and ipratropium and certain other proteins and peptides (including salmon calcitonin) and certain non-exclusive rights to all other compounds to which Dura and/or DDSI have or acquire rights capable of transfer during the term of the Development and Management Agreement.

-Interim Manufacturing and Marketing Agreement.  Under this agreement, Spiros
 Corp. granted to the Company an exclusive license to manufacture and market Spiros Corp. products in the U.S. in exchange for a royalty of 10.0% on net product sales, as defined in the agreement. This agreement expires upon termination or expiration of the Purchase Option.

-Development and Management Agreement. Under this agreement, Spiros Corp. has engaged the Company to develop the Spiros Corp. products and provide general management services to Spiros Corp.

  STRATEGIC ALLIANCES

     Elan Corporation, plc. In September 1994, Dura, DDSI and Elan signed certain agreements resulting in the formation of a strategic alliance. These agreements expanded the relationship established in April 1994 with the definitive stock purchase agreement signed by Dura and Elan, under which Elan, for an aggregate consideration of $3,480,000, purchased 685,714 shares of Common Stock, along with warrants exercisable into 600,000 additional shares of Common Stock at an exercise price of $4.38 per share. Under a technology access agreement, Elan is developing generic versions of certain drugs. If Elan successfully develops and obtains the appropriate regulatory approvals for the drugs, Dura plans to market these drugs in the U.S. through its established pharmaceutical sales and marketing organization. In November 1994, Dura deposited with Elan $2.5 million and is required to make certain other milestone payments in connection with this agreement. In the event such development efforts are unsuccessful, Elan will be required to refund in cash the Company's $2.5 million deposit.

     DDSI, Dura and Elan are parties to a product licensing agreement under which Elan received exclusive rights to develop, manufacture and market to most countries outside the U.S. eight identified asthma and COPD compounds for use in Spiros, including albuterol, beclomethasone and ipratropium. Dura and DDSI assigned certain of their rights under this license agreement to Spiros Corp. in December 1995. Additionally, Elan made a $10.0 million investment in the units of Spiros Corp.

     Mitsubishi Chemical Corporation. In October 1994, Dura, DDSI and Mitsubishi entered into a license and supply agreement, under which Mitsubishi was granted the exclusive right to use and sell Spiros together with a dry powder formulation of an asthma compound in Japan, Hong Kong, Singapore, the Republic of China (Taiwan), the Republic of Korea and the People's Republic of China (collectively the "Territory"). DDSI's rights under the agreement were assigned to Spiros Corp. in December 1995. Spiros Corp. has agreed to develop a dry powder formulation of such compound for Mitsubishi and will manufacture and supply to Mitsubishi its requirements for both Spiros and such compound. Mitsubishi will be responsible for conducting all clinical and other work needed to obtain regulatory approvals of Spiros and such compound in the Territory. In connection with the license and supply agreement, Mitsubishi is obligated to make milestone and other payments to Dura and Spiros Corp. in certain circumstances.

     Fujisawa Pharmaceutical Co., Ltd. In April 1995, the Company entered into a collaborative development agreement with Fujisawa covering the use of Spiros to deliver one of Fujisawa's new chemical entity asthma compounds. The agreement was an extension of previous feasibility work completed by Dura. Pursuant to the agreement, the Company will provide dry powder formulation assistance, manufacturing process development and clinical trial supplies to Fujisawa through the completion of clinical trials in Japan or June 30, 1998, whichever occurs first. The Company received an up-front payment and is to receive additional milestone payments and reimbursement of costs from Fujisawa. Fujisawa can terminate the agreement upon 30 days' notice to the Company. If Fujisawa's clinical trials are successful, the parties have agreed to negotiate additional agreements, which could include license and supply agreements.

     Houghten Pharmaceuticals, Inc. In February 1996, the Company entered into a research and development agreement with Houghten to develop inhalation formulations of new compounds discovered and developed by Houghten. In addition, Dura will provide to Houghten, for a four-year period, contract services for Houghten's drug development programs using Dura's development capabilities and proprietary formulation and delivery technology. The Company will receive a percentage of proceeds received by Houghten with respect to jointly-developed compounds, and will receive contract revenues from Houghten for services provided. Concurrently, Dura made a $5.0 million equity investment in Houghten, which was subsequently converted into 775,193 shares of Houghten common stock.

     In addition, the Company has executed agreements with a number of international pharmaceutical companies to conduct feasibility studies on formulations of certain compounds for use with Spiros, including growth hormones and proteins and peptides.

COMPETITION

     The Company directly competes with at least 25 other companies in the U.S. which are currently engaged in developing, marketing and selling respiratory pharmaceuticals. Additionally, there are at least 10 companies currently involved in the development, marketing or sales of dry powder pulmonary drug delivery systems. In the U.S., only individual dose DPIs are marketed, including the Rotohaler (developed and marketed by Glaxo) and the Spinhaler (developed and marketed by Fisons). The Turbuhaler (developed and marketed by Astra), a multiple dose DPI and the leading DPI in worldwide sales, is considered the current industry standard. It is not yet marketed in the U.S., although the FDA has issued an approvable letter for the first Turbuhaler product.

     Many of these companies, including large pharmaceutical firms with financial and marketing resources and development capabilities substantially greater than those of the Company, are engaged in developing, marketing and selling products that compete with those offered by the Company. The selling prices of such products typically decline as competition increases. Further, other products now in use or under development by others may be more effective than the Company's current or future products. The industry is characterized by rapid technological change, and competitors may develop their products more rapidly than the Company. Competitors may also be able to complete the regulatory process sooner and, therefore, may begin to market their products in advance of the Company's products. Dura believes that competition among both prescription pharmaceuticals and pulmonary drug delivery systems aimed at asthma and allergy, cough and cold markets will be based on, among other things, product efficacy, safety, reliability, availability and price.

CLINICAL, DEVELOPMENT AND REGULATORY

     The Company's clinical, development and regulatory expenses relate primarily to product development and regulatory compliance activities. Clinical, development and regulatory expenses were $2,819,000, $9,354,000, $8,408,000, $5,997,000 and $12,121,000 for the years ended December 31, 1993, 1994, 1995 and the nine months ended September 30, 1995 and 1996, respectively. The clinical, development and regulatory expenses associated with Spiros development, for which the Company recorded contract revenues from DDSI, were $1,487,000, $8,260,000, $6,428,000 and $4,357,000 for the years ended December 31, 1993,
1994, 1995 and the nine months ended September 30, 1995, respectively. The clinical, development and regulatory expenses associated with Spiros development, for which the Company recorded contract revenues from Spiros Corp., were $12,825,000 for the nine months ended September 30, 1996.

PATENTS AND PROPRIETARY RIGHTS

     The Company considers the protection of discoveries in connection with its development activities important to its business. The Company intends to seek patent protection in the U.S. and selected foreign countries where deemed appropriate. On July 12, 1994, the Company was issued a U.S. patent on Spiros and the Company has filed a continuation-in-part covering certain improvements. The issued patent covers, among other claims, use in Spiros of an impeller to create an aerosol cloud of a drug intended for inhalation. There can be no assurance that the issued patent or subsequent patents, if issued, will adequately protect the Company's design or that such patents will provide protection against infringement claims by competitors. Dura has also filed certain foreign patent applications relating to Spiros technology. There can be no assurance that additional patents, U.S. or foreign, will be obtained covering Company products or that, if issued or licensed to the Company, the patents covering Company products will provide substantial protection or be of commercial benefit to the Company. Federal court decisions establishing legal standards for determining the validity and scope of patents in the field are in transition. For example, in a currently pending case, the U.S. Supreme Court will consider whether to alter or replace the traditional standard for determining patent infringement under the doctrine of equivalents. There can be no assurance that the historical legal standards surrounding questions of validity and scope will continue to be applied or that current defenses as to issued patents in the field will offer protection in the future.

     The Company also relies upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop its competitive position. The Company enters into confidentiality agreements with certain of its employees pursuant to which such employees agree to assign to the Company any inventions relating to the Company's business made by them while in the Company's employ. There can be no assurance, however, that others may not acquire or independently develop similar technology or, if patents are not issued with respect to products arising from research, that the Company will be able to maintain information pertinent to such research as proprietary technology or trade secrets.

     Tornalate Inhalation Solution and Tornalate MDI are covered by patents filed by Sanofi-Winthrop, Inc. which expire in the near-term. The Keftab and Ceclor CD products or processes to make such products are covered by patents which expire in 2003, 2005 and 2007. The Company's other asthma, allergy, cough and cold pharmaceuticals are not protected by patents.

GOVERNMENT REGULATION

     The manufacturing and marketing of the Company's products are subject to regulation by Federal and state government authorities, including the FDA, the Environmental Protection Agency ("EPA") and the Occupational Safety and Health Administration ("OSHA"), in the U.S. and other countries. In the U.S., pharmaceuticals and drug delivery systems, including Spiros, are also subject to rigorous FDA regulation. The Federal Food, Drug, and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources.

     To obtain FDA approval for Spiros and the compounds to be used with it, Dura is required to conduct each of the following steps and possibly others: (i) preclinical (laboratory and possibly animal tests), (ii) the submission to the FDA of an application for an IND, which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy, (iv) the submission of an NDA to the FDA for marketing approval, and (v) the FDA approval of the NDA prior to any commercial sale or shipment. In addition to obtaining FDA approval for each product, each domestic drug and/or device manufacturing facility must be registered with and approved by the FDA. Domestic manufacturing facilities are subject to biennial inspections by the FDA and must comply with cGMP for both drugs and devices. To supply products for use in the U.S., foreign manufacturing establishments must comply with cGMP and other requirements and are subject to periodic inspection by the FDA or by regulatory authorities in such countries under reciprocal agreements with the FDA.

     Preclinical testing includes laboratory evaluation of product chemistry and animal studies, if appropriate, to assess the safety and efficacy of the product and its formulation. The results of the preclinical tests are submitted to the FDA as part of an IND, and unless the FDA objects, the IND will become effective 30 days following its receipt by the FDA, thus allowing the product to be tested in humans.

     Clinical trials involve the administration of the pharmaceutical product to healthy volunteers or to patients identified as having the condition for which the pharmaceutical agent is being tested. The pharmaceutical is administered under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practice and protocols previously submitted to the FDA (as part of the IND) that detail the objectives of the study, the parameters used to monitor safety and the efficacy criteria evaluated. Each clinical study is conducted under the auspices of an independent Institutional Review Board ("IRB") at the institution at which the study is conducted. The IRB considers, among other things, the design of the study, ethical factors, the safety of the human subjects and the possible liability risk for the institution.

     Clinical trials for new products are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the pharmaceutical into healthy human volunteers, the emphasis is on testing for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population to determine the initial efficacy of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effect and safety risks. Once a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to more fully evaluate clinical outcomes. The FDA reviews both the clinical plans and the results of the trials and may require the study to be discontinued at any time if there are significant safety issues.

     The results of the preclinical and clinical trials are submitted to the FDA in the form of an NDA (or a Product License Application for biological products) for marketing approval. FDA approval can take several months to several years, or approval may be denied. The approval process can be affected by a number of factors, including the severity of the side effects, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. Additional animal studies or clinical trials may be requested during the FDA review process and may delay marketing approval. After FDA approval for the initial indication, further clinical trials are necessary to gain approval for the use of the product for any additional indications. The FDA may also require post-marketing testing and surveillance to monitor for adverse effects, which can involve significant additional expense.

     Although the FDA has considerable discretion to decide what requirements must be met prior to approval, the Company believes the FDA is likely to regulate each combination of Spiros with a compound as a discrete pharmaceutical or drug product requiring separate approval as a new drug. The Company believes that the approval process for each drug/delivery combination now under development may be shorter than the full NDA process described above because the safety and efficacy of the compounds have already been established in currently marketed formulations and delivery mechanisms. There can be no assurance, however, that the approval process will be shorter or that any NDA submitted by the Company will eventually be approved.

     For both currently-marketed and future products, failure to comply with applicable regulatory requirements after obtaining regulatory approval can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. In addition, changes in regulations could have a material adverse effect on the Company.

     The Federal Food, Drug, and Cosmetic Act requires that any "new drug" must be approved pursuant to an NDA. The term "new drug" is defined as any drug which is not generally recognized among qualified experts as safe and effective for its labeled intended uses. Certain exemptions from this definition exist for products marketed without change since prior to 1938 (the date of enactment of the Federal Food, Drug, and Cosmetic Act) or, with respect to the need to show effectiveness for drug products marketed prior to October 10, 1962 (the date of enactment of the "Drug Amendments of 1962"). The Company presently markets 16 drug products for which the FDA has not yet made a determination as to their status as new drugs under the Federal Food, Drug, and Cosmetic Act. The FDA is continuing an evaluation of the effectiveness of all products containing ingredients marketed prior to 1962 that are not the subject of an approved NDA as part of its DESI program and will determine which are new drugs requiring approval through an NDA for marketing. The existence of currently-marketed prescription pharmaceuticals that contain one or more active ingredients first introduced in the marketplace before 1962 and that are marketed based on their manufacturers' belief that such products are not subject to the new drug provisions of the Act is recognized in paragraph B ("Pre-1962 Prescription Drugs Not Covered By An NDA") of the Food and Drug Administration's Compliance Policy Guide, Chapter 32c (Guide 7132c.02). This Policy Guide indicates that the FDA will implement procedures to determine whether the new drug provisions are or are not applicable to these products. The Policy Guide requires that products covered by paragraph B not be similar or related to any drug included in the DESI program, or have a different formulation or conditions for use than products marketed before November 13, 1984. If a product is not covered by paragraph B, the FDA could make a determination as to whether or not the new drug provisions are applicable to it without first implementing the procedures called for by the Policy Guide. The Company believes that nine of its prescription pharmaceutical products may be covered by paragraph B of the Policy Guide and it is aware that one of its products may be considered to be similar or related to a DESI drug. Also, it is not aware of evidence to substantiate that three of its products have the same formulation or conditions for use as products marketed before November 13, 1984. These products could be subject at any time to an FDA determination that an NDA is required. If a final determination is made that a particular drug requires an approved NDA, such approval will be required for marketing to continue. If such a determination is made, the FDA might impose various requirements: for example, it might require that the current product be the subject of an approved NDA, that the product be reformulated and NDA approval obtained, that the product must be sold on an over-the-counter basis rather than as a prescription drug, or that the product must be removed from the market. There can be no such assurance as to which of these courses the FDA will require or whether the Company will be able to obtain any approvals which the FDA may deem necessary. If any of these actions are taken by the FDA, such actions could have a material adverse effect on the Company's business.

     In April 1996, the export provisions of the Federal Food, Drug, and Cosmetic Act were relaxed to permit the export of unapproved drugs to a foreign country, provided the product complies with the laws of that country and has valid marketing authorization in at least one of a list of designated "Tier 1" countries. Once a product is exported to a qualified foreign country, the Company will be subject to the applicable foreign regulatory requirements governing human clinical trials and marketing approval in that country. The requirements relating to the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country and there can be no assurance that the Company or any of its collaborators will be able to meet and fulfill the statutory requirements in a particular country.

     Health Script is subject to regulation by state regulatory authorities, principally state boards of pharmacy. In addition, Health Script is subject to regulation by other state and Federal agencies with respect to reimbursement for prescription drug benefits provided to individuals covered primarily by publicly funded programs.

MANUFACTURING

     In June 1995, the Company completed construction of its manufacturing facility located in a Company-owned building adjacent to its headquarters. The facility initially is intended to be used to formulate, mill, blend and manufacture drugs to be used with Spiros, pending regulatory approval. Equipment purchases for and validation of the facility are currently scheduled through 1997. The Company's manufacturing facility must be registered with and licensed by various regulatory authorities and comply with cGMP requirements prescribed by the FDA and the State of California. The Company is currently expanding its facilities to provide additional manufacturing capabilities. The Company relies on a single manufacturer for certain of its products. Any failure or significant delay in the validation of or obtaining a satisfactory regulatory inspection of the new facility could have a material adverse effect on the Company's ability to manufacture products in connection with Spiros.

     The Company has limited experience manufacturing products for commercial purposes and currently does not have the capability to manufacture its pharmaceutical products and therefore is dependent on contract manufacturers for the production of such products for development and commercial purposes. The Company's current dependence upon others for the manufacture of its products may adversely affect the future profit margin, if any, on the sale of those products and the Company's ability to develop and deliver products on a timely and competitive basis.

FACILITIES

     The Company owns and occupies two buildings that are situated on one parcel of land located in San Diego, California. One building, consisting of approximately 31,000 square feet, is used primarily as office space for research, regulatory, sales and administrative personnel. The second building, consisting of approximately 49,000 square feet, contains the Company's manufacturing facility that will be used to formulate, mill, blend and fill drugs to be used with Spiros, lab and research facilities and warehouse space. The Company also occupies an additional 34,000 square feet of office and laboratory space pursuant to a short-term lease, and is examining other longer term space opportunities.

     The Company also leases approximately 16,660 square feet of space in Denver, Colorado which houses the operations of Health Script's mail service pharmacy. The lease term expires in December 2000 with one five-year renewal option.

HUMAN RESOURCES

     The Company employed 369 employees (of which 355 are full-time) as of September 30, 1996, consisting of 151 people in sales and marketing (of which 135 constitute the field sales force and the managed care sales and marketing group), 37 in administration and finance, 68 in clinical, regulatory and research and development, 24 in operations and 89 at Health Script. None of the Company's employees are represented by a labor union and the Company believes it maintains positive relations with both field and corporate personnel.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES

     The executive officers, directors and key employees of Dura as of October 1, 1996 are as follows:

              NAME                 AGE               POSITION HELD WITH THE COMPANY
---------------------------------  ----  ------------------------------------------------------
Cam L. Garner....................    48  President, Chief Executive Officer, and Chairman of
                                         the Board
David S. Kabakoff................    48  Executive Vice President and Director
James W. Newman..................    51  Senior Vice President, Finance and Administration,
                                         Chief Financial Officer and Assistant Secretary
Charles W. Prettyman.............    50  Senior Vice President, Development and Regulatory
                                         Affairs
Walter F. Spath..................    52  Senior Vice President, Sales and Marketing, and
                                         Director
Julia Brown......................    49  Vice President, Business Development
Chester Damecki..................    49  Vice President, Operations
Robert K. Schultz................    40  Vice President, Product Development
David Sudolsky...................    38  Vice President, Marketing
Clyde L. Witham..................    48  Vice President, Aerosol Technology
Mitchell R. Woodbury.............    54  Vice President, General Counsel and Secretary
Michael T. Borer.................    37  General Manager, Health Script
James C. Blair(1)(2).............    57  Director
Herbert J. Conrad(2).............    63  Director
Joseph C. Cook(1)................    54  Director
David F. Hale(2).................    47  Director
Gordon V. Ramseier(1)............    51  Director
Charles G. Smith.................    68  Director

---------------
(1) Members of the Audit Committee of the Board of Directors.

(2) Members of the Compensation Committee of the Board of Directors.

     MR. GARNER joined the Company in October 1989 as Executive Vice President and a Director of the Company. He has served as President and Chief Executive Officer since May 1990 and was named Chairman of the Board of Directors in 1995. Mr. Garner also currently serves as a Director of Spiros Corp. Prior to joining the Company, Mr. Garner served as President of Syntro Corporation, a biotechnology company, from November 1987 to June 1989. Mr. Garner is currently a Director of Houghten, and Safeskin Corporation, a manufacturer of medical supplies. From October 1983 to October 1987, he served as Senior Vice President of Sales and Marketing at Hybritech, Inc., a biotechnology company ("Hybritech"). Mr. Garner received an MBA from Baldwin-Wallace College and a BS in Biology from Virginia Wesleyan College.

     DR. KABAKOFF joined the Company in May 1996 as Executive Vice President and was elected a director in May 1996. Dr. Kabakoff also currently serves as President, Chief Executive Officer and a Director of Spiros Corp. Prior to joining the Company, Dr. Kabakoff held several positions at Corvas International, Inc., a biopharmaceutical company ("Corvas") since 1989, most recently serving as Chief Executive Officer, President and a director. He was named Chairman of the Board of Corvas in January 1996. From March 1983 to March 1989, Dr. Kabakoff was employed by Hybritech, most recently as Senior Vice President of Research and Development -- Diagnostics. Dr. Kabakoff received a Ph.D. in Organic Chemistry from Yale University and a BA in Chemistry from Case Western Reserve University.

     MR. NEWMAN joined the Company in September 1991 and currently serves as Senior Vice President, Finance and Administration, Chief Financial Officer and Assistant Secretary. Prior to joining the Company, Mr. Newman served as President of George Wimpey of Texas and previously as Vice President, Chief Financial Officer, of George Wimpey, Inc., a land development and homebuilding company, from October 1987 to September 1991. Mr. Newman holds an MBA in Finance from Golden Gate University and a BS in Accounting from University of Illinois. Mr. Newman has been a Certified Public Accountant in California since 1972.

     MR. PRETTYMAN joined the Company in December 1991 and currently serves as Senior Vice President, Development and Regulatory Affairs. Prior to joining the Company, Mr. Prettyman served as Vice President, Regulatory Affairs and Compliance at The Purdue Frederick Company, a privately-held pharmaceutical company, from August 1988 to November 1991. From January 1987 until August 1988, Mr. Prettyman served as Executive Director, Drug Regulatory Affairs, Central Nervous System Development at Ciba-Geigy Pharmaceuticals. From January 1977 until December 1987, Mr. Prettyman held various positions with the FDA, including Director, Program Management, Office of the Commissioner. Mr. Prettyman received an MS in Biological Science from George Washington University and a BS degree in Biology from Randolph Macon College.

     MR. SPATH joined the Company in July 1988 and currently serves as Senior Vice President, Sales and Marketing, and has served as a Director since September 1991. Prior to joining the Company, Mr. Spath was Corporate Vice President, Commercial Development, at Searle Pharmaceuticals ("Searle") from October 1986 to July 1988. He joined Searle in May 1975 and held various marketing and sales positions from 1975 to 1986. Prior to joining Searle, Mr. Spath was a marketing manager at Pfizer Pharmaceuticals. Mr. Spath received an MBA in Marketing from University of Maryland and a BS in Economics from Villanova.

     MS. BROWN joined the Company in March 1995 as Vice President, Business Planning and became Vice President, Business Development in October 1995. Prior to joining the Company, Ms. Brown spent over 25 years with Lilly and certain subsidiaries dealing with pharmaceuticals, medical devices and diagnostics. From October 1992 to December 1994, she was general manager of IVAC Corporation's Vital Signs Division. From September 1986 to October 1992, Ms. Brown held several marketing positions with Hybritech, including Division Vice President of Marketing. Ms. Brown holds a BS in Microbiology from Louisiana Tech University.

     MR. DAMECKI joined the Company in December 1995 as Vice President, Operations. Prior to joining the Company, Mr. Damecki was Vice President of Operations with Gensia from January 1991 to February 1995. From November 1985 to December 1990 he was Vice President of Operations with Hybritech. Before joining Hybritech, Mr. Damecki was Vice President of Operations for BBL Microbiology Systems, a division of Becton, Dickinson and Company. Earlier in his career he held several key operations positions at Ortho Pharmaceutical Corporation, a division of Johnson and Johnson. He holds an MBA from Fairleigh Dickinson University and a BS in Engineering from New Jersey Institute of Technology.

     DR. SCHULTZ joined the Company in September 1994, and was promoted to Vice President, Product Development in January 1995. Prior to joining Dura, he was a project manager for the Inhalation Technology Group at 3M Pharmaceuticals ("3M") where he managed the evaluation and development of new aerosol technologies and existing metered dose inhaler products. During his 14 years with 3M, Dr. Schultz specialized in developing inhalation drug delivery systems. Dr. Schultz received a Ph.D. in Pharmaceutics and a BS degree in Pharmacy from the University of Minnesota.

     MR. SUDOLSKY joined the Company in June 1987 and was promoted to Vice President, Business Development in March 1990 and became Vice President, Marketing in October 1995. Prior to joining the Company, Mr. Sudolsky served as an associate with Booz, Allen & Hamilton, a management consulting firm ("Booz Allen"), where he specialized in health care and high technology industries. Mr. Sudolsky received an MBA in Marketing, Finance and International Business from Columbia University Graduate School of Business and a BS in Chemical Engineering from Columbia University School of Engineering and Applied Science.

     MR. WITHAM joined the Company in October 1994, and was promoted to Vice President, Aerosol Technology in January 1995. Prior to joining Dura, he was manager of the Fine Particle Technology Program in the Physical Sciences Division at SRI International ("SRI"), a contract research firm. During his 21 years with SRI, Mr. Witham specialized in fine particle technology, aerosol generation technology, polymer compounding, air pollution control, equipment design, product development and manufacturing process improvement. Mr. Witham received an MS degree in Environmental Engineering from Stanford University and a BS degree in Chemical Engineering from Brigham Young University.

     MR. WOODBURY joined the Company in June 1994 as Vice President, General Counsel and Secretary. Prior to joining the Company, Mr. Woodbury served as Vice President, General Counsel and Secretary at Advanced Tissue Sciences, Inc., a biomedical company, from June 1992 to June 1994. From October 1991 until June 1992, Mr. Woodbury served as Senior Vice President, General Counsel of Intermark, Inc. ("Intermark"), a publicly held operating/holding company. He was elected Vice President and Corporate Counsel of Intermark in 1980 and had served as Corporate Secretary since 1981. Mr. Woodbury received his J.D. from the University of San Diego School of Law and a BA in Business Administration from San Diego State University.

     MR. BORER joined the Company in April 1994 and served as Senior Director of Finance, until being named General Manager of the Company's Health Script division in August 1996. From June 1993 to April 1994, Mr. Borer served as Project Leader at San Diego Gas & Electric, and from June 1981 to June 1993, Mr. Borer held various positions, the last of which was Senior Manager, with the accounting firm of Deloitte & Touche. Mr. Borer holds a BS in Business Administration from San Diego State University and has been a certified public accountant since 1984.

     DR. BLAIR has served as a Director of the Company since April 1986. Dr. Blair has been a general partner of Domain Associates, a venture capital management company, since 1985. From 1969 to 1985, Dr. Blair was an officer of three investment banking and venture capital firms. Dr. Blair is a director of Amylin Pharmaceuticals, Inc. ("Amylin"), CoCensys Inc., Gensia and Houghten, all biopharmaceutical companies.

     MR. CONRAD has served as a Director of the Company since June 1994. Mr. Conrad served as President of the Pharmaceuticals Division and Senior Vice President of Hoffmann-La Roche Inc. ("Roche") from 1982 until his retirement in August 1993. Mr. Conrad joined Roche in 1960 and held various positions over the years, including Senior Vice President of the Pharmaceuticals Division, Chairman of the Board of Medi-Physics, Inc. and Vice President, Public Affairs and Planning Division. Mr. Conrad is a director of Gensia, Biotechnology General Corp., a biotechnology company, and Bradley Pharmaceuticals, a pharmaceutical company.

     MR. COOK has served as a Director of the Company since August 1995. Mr. Cook has been President of Cambrian Associates, LLC since 1994 and has been a principal of Life Science Advisors, Inc. ("LSA") since it was founded in 1994. Mr. Cook retired as Group Vice President, Global Manufacturing, Engineering and Corporate Quality at Lilly in 1993. During his 28 years with Lilly, Mr. Cook was Vice President of Sales and Marketing, Chief Financial Officer for Elanco Products Company, and General Manager of a worldwide business unit of Lilly. He is currently a director of Amylin, NABI, Inc., a biopharmaceutical company, and Personnel Management, Inc., a temporary services company.

     MR. HALE has served as a Director of the Company since March 1986. Mr. Hale has served as President and Chief Executive Officer of Gensia since June 1987 and Chairman of the Board since 1991. Prior to joining Gensia, Mr. Hale was President and Chief Executive Officer of Hybritech. From 1980 to 1982, Mr. Hale was Vice President, General Manager of BBL Microbiology Systems, a division of Becton-Dickinson and Company, and from 1970 to 1980 he held various sales and marketing management positions with Ortho Pharmaceutical Corporation, a division of Johnson & Johnson. Mr. Hale is currently Chairman of the Board of Gensia and is a director of Genta Incorporated.

     MR. RAMSEIER has served as a Director of the Company since September 1986. Mr. Ramseier has been Executive Director of a private consulting company, The Sage Group, since 1995. The Sage Group provides consulting services to companies in the health care field. Prior to his consulting work, Mr. Ramseier served as

President and Chief Executive Officer of Onco Therapeutics, Inc. from 1992 until 1994. Prior to joining Onco, Mr. Ramseier operated a private consulting company from May 1990 to April 1992. From September 1986 to May 1990, Mr. Ramseier served as President and Chief Executive Officer of the Company. From 1979 to 1986, Mr. Ramseier served as a Vice President of Booz Allen.

     DR. SMITH has served as a Director of the Company since December 1988. Dr. Smith also serves as a member of the Company's Scientific Advisory Board. He has operated a private consulting company since April 1986 and is currently a consultant for several health care companies. Prior to his consulting work, Dr. Smith served with Revlon Health Care Group as Vice President of Research and Development from January 1975 to March 1986.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of the Common Stock as of October 1, 1996, and as adjusted to reflect the sale of the shares of the Common Stock offered hereby by the Company, by (i) all those known by the Company to be beneficial owners of more than five percent of its outstanding Common Stock, (ii) each director and the five most highly compensated executive officers of the Company and (iii) all executive officers and directors of the Company as a group.

                                                                                    PERCENTAGE OF
                                                                                OUTSTANDING SHARES(2)
               NAME AND ADDRESS                   NUMBER OF SHARES        ----------------------------------
            OF BENEFICIAL OWNER(1)              BENEFICIALLY OWNED(1)     BEFORE OFFERING     AFTER OFFERING
----------------------------------------------  ---------------------     ---------------     --------------
Pilgrim Baxter & Associates Ltd.(3)...........        3,510,200                 9.3%                8.4%
  1255 Drummers Lane
  Wayne, Pennsylvania 19087
Husic Capital Management(3)...................        2,426,200                 6.4%                5.8%
  555 California Street
  San Francisco, California 94104
Investors Research Corporation(3).............        2,000,000                 5.3%                4.8%
  4500 Main Street
  Kansas City, Missouri 64141
James C. Blair(4).............................           21,000                   *                   *
Herbert J. Conrad(5)..........................            8,000                   *                   *
Joseph C. Cook(6).............................           74,969                   *                   *
Cam L. Garner(7)..............................          129,674                   *                   *
David F. Hale(8)..............................           10,000                   *                   *
David S. Kabakoff.............................            2,000                   *                   *
James W. Newman(9)............................          115,665                   *                   *
Charles W. Prettyman(10)......................            9,842                   *                   *
Gordon V. Ramseier(11)........................           42,000                   *                   *
Charles G. Smith(12)..........................           54,000                   *                   *
Walter F. Spath(13)...........................          115,448                   *                   *
David Sudolsky(14)............................          143,734                   *                   *
All directors and executive officers as a
  group (13 persons)(15)......................          744,259                   *                   *

---------------
  *  Less than 1%

 (1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Share ownership in each case includes shares issuable upon exercise of certain outstanding options and warrants as described in the footnotes below.

 (2) Percentage of ownership is calculated pursuant to SEC Rule 13d-3(d)(1).

 (3) Based on a Form 13F filed with the SEC.

 (4) Includes options, now exercisable or exercisable within 60 days, to purchase 8,000 shares of Common Stock held by Mr. Blair.

 (5) Includes options, now exercisable or exercisable within 60 days, to purchase 8,000 shares of Common Stock held by Mr. Conrad.

 (6) Includes options, now exercisable or exercisable within 60 days, to purchase 8,000 shares of Common Stock held by Mr. Cook, and options to purchase 64,969 shares of Common Stock held by LSA. As a principal of LSA, Mr. Cook may be deemed to be the indirect beneficial owner of shares held by LSA.

 (7) Includes options, now exercisable or exercisable within 60 days, to purchase 42,092 shares of Common Stock held by Mr. Garner.

 (8) Includes options, now exercisable or exercisable within 60 days, to purchase 10,000 shares of Common Stock held by Mr. Hale.

 (9) Includes options, now exercisable or exercisable within 60 days, to purchase 93,343 shares of Common Stock held by Mr. Newman.

(10) Includes options, now exercisable or exercisable within 60 days, to purchase 9,842 shares of Common Stock held by Mr. Prettyman.

(11) Includes options, now exercisable or exercisable within 60 days, to purchase 42,000 shares of Common Stock held by Mr. Ramseier.

(12) Includes options, now exercisable or exercisable within 60 days, to purchase 54,000 shares of Common Stock held by Dr. Smith.

(13) Includes options, now exercisable or exercisable within 60 days, to purchase 114,866 shares of Common Stock held by Mr. Spath.

(14) Includes options, now exercisable or exercisable within 60 days, to purchase 138,752 shares of Common Stock held by Mr. Sudolsky.

(15) Includes options, now exercisable or exercisable within 60 days, to purchase 611,431 shares of Common Stock held by directors and executive officers as a group.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, no par value ("Preferred Stock"). On July 1, 1996, the Company effected a two-for-one stock split of its Common Stock paid in the form of a 100% stock dividend. All share amounts and per share exercise prices have been adjusted to give effect to this stock dividend.

COMMON STOCK

     At September 30, 1996, there were 37,741,578 shares of Common Stock outstanding and held of record by approximately 300 shareholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, except that upon giving the legally required notice, shareholders may cumulate their votes in the election of directors. In cumulative voting, the holders of Common Stock are entitled to cast for each share held the number of votes equal to the number of directors to be elected. A holder may cast all of his or her votes for one nominee or distribute them among any number of nominees for election. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. See "Price Range of Common Stock" and "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, priorities, preferences, qualifications, limitations and restrictions, including the dividend rates, conversion rights, voting rights, terms of redemption, terms of sinking funds, liquidation preferences and the number of shares constituting any series of the designation of such series, without any further vote or action by the shareholders, which could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of and the voting and other rights of the holders of Common Stock. At present, the Company has no plans to issue any of the Preferred Stock.

WARRANTS TO PURCHASE COMMON STOCK

     At September 30, 1996, there were outstanding warrants to purchase an aggregate of 9,496 shares at prices ranging from $.25 per share to $6.00 per share, 600,000 shares at $4.38 per share and 200,000 shares at $6.48 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganization, reclassifications or consolidations. The holders of certain of the warrants are entitled to certain registration rights with respect to the Common Stock issued or issuable upon exercise thereof. The Company has registered the resale of shares of Common Stock issuable upon exercise of 209,496 warrants on a shelf Form S-3. See "-- Registration Rights."

     Also outstanding at September 30, 1996, were Series W Warrants to purchase an aggregate of 1,647,126 shares at $2.38 per share and Series S Warrants to purchase an aggregate of 2,240,002 shares at an exercise price of $19.47 per share, subject to adjustment as defined in the warrants (collectively, the Series W Warrants and the Series S Warrants are referred to herein as the "Warrants"). The Series W Warrants are currently exercisable through September 27, 2000. The Series S Warrants will be exercisable after December 29, 1997 or sooner under certain circumstances (the "Series S Exercise Date") through December 29, 2000. The Warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the Warrants under certain circumstances, including stock splits, stock combinations, rights offerings, stock dividends or certain special dividends with respect to the Common Stock. In addition, the exercise price and the number of shares issuable upon exercise of the Series W Warrants and the Series S Warrants will be appropriately adjusted, with respect to the Series W Warrants, in the event of the issuance of the Common Stock at a per share price less than the exercise price of the Series W Warrants, and with respect to the Series S Warrants, in the event of the issuance of the Common Stock below fair market value (as defined in the Series S Warrants). The Company has registered the resale of shares of Common Stock issuable upon exercise of the Series W Warrants on a shelf Form S-3. The Company is obligated to register the shares of Common Stock issuable upon exercise of the Series S Warrants, and in certain circumstances, the Series W Warrants, upon demand or with the registration of other securities of the Company. See
"-- Registration Rights."

REGISTRATION RIGHTS

     Pursuant to the Investors' Rights Agreement dated as of September 27, 1993 (the "1993 Registration Rights Agreement"), the holders of shares issuable upon exercise of the Company's Series W Warrants are entitled to notice of a registration of securities by the Company. The Company has registered on a shelf Form S-3 the resale of the 1,647,126 shares of Common Stock issuable upon exercise of all of the currently outstanding Series W Warrants issued by the Company (the "Series W Shares"). The Company is further obligated to file a registration statement with respect to the resale of the Series W Warrants 30 days after a registration statement on Form S-3 becomes available for use by the Company with respect to the registration of the resale of the Series W Warrants. If, prior to the earlier of (i) September 27, 1996 (or, in the case of any holder who cannot resell his Series W Warrant under Rule 144(k), September 27,
1998) or (ii) the effective date of a registration statement on Form S-3 with respect to the resale of the Series W Warrants, the Company registers its securities, the holders of the Series W Warrants will have the right to include their Series W Warrants in such registration. Until the earlier of September 27, 1998 or the effective date of a registration statement on Form S-3 with respect to the registration of the resale of the Series W Warrants, the holders of a majority of the then outstanding Series W Warrants can demand the filing of one registration statement on Form S-3 with respect to the resale of the Series W Warrants then outstanding.

     Pursuant to the Registration Rights Agreement dated as of April 17, 1994, the holder of 914,024 outstanding shares of the Common Stock (and 600,000 shares issuable upon exercise of an outstanding warrant) is entitled to notice of registration of any of the Company's securities under the Securities Act and is entitled to include its registrable securities in such registration. In addition, such holder is entitled to request registration of its registrable securities on Form S-3 (or other successor form) under the Securities Act. All registration expenses in connection with Company registrations will be borne by the Company and all registration expenses in connection with the holder's requested registration on Form S-3 will be borne by the holder, up to a maximum of $100,000. All selling expenses will be borne by the holder. The Company is required to indemnify the holder and the underwriters for such holder, if any, under certain circumstances. Registration rights may be transferred only to a transferee of registrable securities who, after such transfer, holds 200,000 shares of registrable securities. The registration rights granted under this agreement terminate on April 17, 1999 (or, with respect to registration on Form S-3, if earlier, the date on which the holder is able to sell all registrable securities under Rule 144(k)).

     Pursuant to the Investors' Rights Agreement dated as of December 29, 1995 (the "1995 Registration Rights Agreement"), the Company is obligated to use its best efforts to file a registration statement on Form S-3 with respect to the resale of the shares of Common Stock issuable upon exercise of the Series S Warrants (the "Series S Shares") on or before December 29, 1997. In addition, if at any time after December 29, 1997, the Company registers its securities, the holders of the Series S Warrants will have the right to include the resale of the Series S Shares in such registration.

     Pursuant to the 1993 Registration Rights Agreement and the 1995 Registration Rights Agreement, the Company is required to bear all the registration expenses. The Company is required to indemnify the holders and the underwriters for such holders, if any, under certain circumstances. The Company's respective obligations to register the Series W Warrants and the Series S Shares will each terminate in certain circumstances.

CALIFORNIA LAW AND CERTAIN CHARTER PROVISIONS

     The Company's Sixth Restated Articles of Incorporation contain a provision (the "Fair Price Provision") that applies to mergers and certain other types of business combinations with a person holding 15% or more of the voting stock of the Company (an "Interested Shareholder") Under California law, with certain exceptions, an affirmative vote is required by the holders of the majority of the outstanding shares of each constituent corporation to any proposed merger or consolidation and of any corporation proposing to sell all or substantially all of its assets Other transactions that are considered business combinations under the Fair Price Provision would not be subject to any legal requirement for a shareholder vote The Fair Price Provision requires that shareholders who are independent of the Interested Shareholder receive in connection with a business combination at least the amount paid by the Interested Shareholder for other shares acquired by the Interested Shareholder If the requirements of the Fair Price Provision are not satisfied, then, with certain limited exceptions, the merger or other business combination must be approved by either (i) holders of not less than 50% of the then outstanding voting stock, or (ii) by a majority of the Continuing Directors A "Continuing Director" is a director not affiliated with the Interested Shareholder and elected prior to the time the Interested Shareholder became an Interested Shareholder and any successor chosen by a majority of the Continuing Directors.

     The Company's Sixth Restated Articles of Incorporation and Bylaws require that any action required or permitted to be taken by shareholders of the Company must be effected at a duly called annual or special meeting of shareholders and may not be effected by a consent in writing.

     The Company's Sixth Restated Articles of Incorporation divide the Board into two classes of directors serving staggered two-year terms, with one class of directors to be elected at each annual meeting of shareholders The classification of directors has the effect of making it more difficult to change the composition of the Board.

     The Company's Sixth Restated Articles of Incorporation and Bylaws provide that vacancies created by an increase in the size of the Board of Directors may be filled only by an affirmative vote of the majority of the directors in office, although less than a quorum Vacancies resulting from other causes may be filled either by holders of a majority of the Company's voting stock or a majority of directors in office, although less than a quorum The ability of less than the majority of the Company's directors to fill vacancies is limited by
Section 305 of the California Corporations Code Under such Section 305, if, after the filling of any vacancy by the directors of a corporation, the directors then in office who have been elected by the corporation's shareholders constitute less than a majority of the directors then in office, then: (i) any holder of more than five percent of the corporation's outstanding voting stock may call a special meeting of shareholders, or (ii) the superior court of the appropriate county may order a special meeting of the shareholders to elect the entire board of directors of the corporation The provision that newly created directorships are to be filled only by the Board would prevent a person seeking majority representation on the Board from obtaining such representation simply by enlarging the Board and filling the new directorships created thereby with his or her own nominees.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Hambrecht & Quist LLC, Oppenheimer & Co., Inc. and Robertson, Stephens & Company LLC are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite its name below. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of such shares if any are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                 UNDERWRITER                               NUMBER OF SHARES
                                 -----------                               ----------------
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated............................................
    Hambrecht & Quist LLC................................................
    Oppenheimer & Co., Inc...............................................
    Robertson, Stephens & Company LLC....................................

                                                                           -------------
                 Total...................................................      4,000,000
                                                                           =============

     The Representatives of the Underwriters have advised the Company that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of $     per share. The Underwriters may
allow, and such dealers may reallow, a discount not in excess of $     per share
on sales to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

     The Company has granted the Underwriters an option exercisable for 30 days from the date hereof to purchase up to 600,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table is of the 4,000,000 shares of Common Stock initially offered hereby.

     The Purchase Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with this offering, certain underwriters and selling group members may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of, among other things, displaying bids on Nasdaq limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and all passive market making activities must be discontinued when such limit is reached. Passive market making may stabilize the market price of Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The holders of approximately 133,000 shares of Common Stock (and approximately 562,000 shares of Common Stock issuable upon exercise of outstanding options) have agreed not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of or transfer any shares of Common Stock without the prior written consent of the Representatives for a period of 90 days after the date of the Purchase Agreement. The Company has agreed that, for a period of 90 days after the date of the Purchase Agreement, it will not, without the prior written consent of the Representatives, issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of its Common Stock or securities convertible into or exchangeable for its Common Stock or other equity security, except shares issued pursuant to the exercise of warrants outstanding as of the date of this Prospectus and pursuant to its stock option plan.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, San Diego, California. Pillsbury Madison & Sutro LLP, San Francisco, California are acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included and incorporated by reference in this Prospectus and the financial statements of DDSI as of December 31, 1993 and 1994 and for the periods then ended incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The statements concerning the U.S. federal regulatory process for investigating and obtaining FDA clearance of drugs and medical devices in this Prospectus under the caption "Risk Factors -- Government Regulation; No Assurance of FDA Approval," "Business -- Government Regulation" and other references herein relating to such processes have been reviewed and approved by Kleinfeld, Kaplan and Becker, regulatory counsel for the Company, as an expert in such matters, and are included herein in reliance upon that review and approval. In conducting this review, Kleinfeld, Kaplan and Becker assumed the accuracy and adequacy of the factual statements and conclusions in this Prospectus concerning the Company's manufacturing capabilities and procedures, compliance with regulatory requirements, the status of its drugs under development and the potential significance of such drugs in targeting the disease states identified.

                             ADDITIONAL INFORMATION

     The Company has filed the Registration Statement with the Commission under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or the documents incorporated into the Prospectus by reference, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Independent Auditors' Report..........................................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and (Unaudited) September
  30, 1996............................................................................  F-3
Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994, and
  1995 and for the Nine Months Ended (Unaudited) September 30, 1995 and 1996..........  F-4
Consolidated Statements of Shareholders' Equity for the Period from January 1, 1993 to
  December 31, 1995 and the Period from (Unaudited ) January 1, 1996 to September 30,
  1996................................................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995 and the Nine Months Ended (Unaudited) September 30, 1995 and 1996..............  F-6
Notes to Consolidated Financial Statements............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Dura Pharmaceuticals, Inc.:

     We have audited the accompanying consolidated balance sheets of Dura Pharmaceuticals, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Dura Pharmaceuticals, Inc. and subsidiaries as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          DELOITTE & TOUCHE LLP

San Diego, California
January 29, 1996
(April 26, 1996 as to the
reclassifications described
in Note 2)

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                              DOLLARS IN THOUSANDS

                                                                DECEMBER 31,
                                                            --------------------     SEPTEMBER 30,
                                                             1994         1995           1996
                                                            -------     --------     -------------
                                                                                     (UNAUDITED)
                                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...............................  $33,463     $ 25,554       $  33,849
  Short-term investments..................................    2,563       42,266          53,389
  Accounts and other receivables..........................    2,792        6,957          15,523
  Inventory...............................................    1,819        3,069           7,743
  Prepaid and other.......................................      409          612             919
                                                            -------     --------        --------
          Total current assets............................   41,046       78,458         111,423
PROPERTY..................................................    8,332       16,133          20,624
LICENSE AGREEMENTS AND PRODUCT RIGHTS.....................    3,496       39,065         187,026
GOODWILL..................................................      518        7,083           6,743
OTHER.....................................................    2,680        3,258           8,740
                                                            -------     --------        --------
          TOTAL...........................................  $56,072     $143,997       $ 334,556
                                                            =======     ========        ========
                               LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses...................  $ 3,505     $  7,225       $  14,016
  Accrued wages, taxes and benefits.......................      915        1,341           2,884
  Current portion of long-term obligations................      120       10,175          27,972
                                                            -------     --------        --------
          Total current liabilities.......................    4,540       18,741          44,872
                                                            -------     --------        --------
LONG-TERM OBLIGATIONS:
  Notes payable -- bank...................................    2,780        6,611
  Other long-term obligations.............................                 8,816           9,300
                                                            -------     --------        --------
          Total long-term obligations.....................    2,780       15,427           9,300
                                                            -------     --------        --------
OTHER NON-CURRENT LIABILITIES.............................      215          732           1,028
                                                            -------     --------        --------
          Total liabilities...............................    7,535       34,900          55,200
                                                            -------     --------        --------
COMMITMENTS (Note 5)
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value, shares
     authorized -- 5,000,000; no shares issued or
     outstanding
  Common stock, no par value, shares
     authorized -- 100,000,000; issued and
     outstanding -- 20,906,364, 31,079,424 and 37,741,578
     respectively.........................................  116,269      216,514         371,406
     Accumulated deficit..................................  (67,542)    (103,320)        (88,849)
     Unrealized gain on investments.......................                   103              23
     Warrant subscriptions receivable.....................                (4,200)         (3,224)
     Notes receivable from shareholders...................     (190)
                                                            -------     --------        --------
          Total shareholders' equity......................   48,537      109,097         279,356
                                                            -------     --------        --------
          TOTAL...........................................  $56,072     $143,997       $ 334,556
                                                            =======     ========        ========

          See accompanying notes to consolidated financial statements.

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                                                    NINE MONTHS
                                                                                  ENDED SEPTEMBER
                                                    YEAR ENDED DECEMBER 31,             30,
                                                  ----------------------------   -----------------
                                                   1993      1994       1995      1995      1996
                                                  -------   -------   --------   -------   -------
                                                                                    (UNAUDITED)
REVENUES:
  Sales.........................................  $15,816   $22,199   $ 39,308   $27,139   $45,900
  Contract......................................    2,297    10,481     12,194     8,556    17,407
                                                  -------   -------   --------   -------   -------
     Total revenues.............................   18,113    32,680     51,502    35,695    63,307
                                                  -------   -------   --------   -------   -------
OPERATING COSTS AND EXPENSES:
  Cost of sales.................................    3,782     3,894     10,618     7,259    12,553
  Clinical, development and regulatory..........    2,819     9,354      8,408     5,997    12,121
  Selling, general and administrative...........   17,294    17,871     25,580    18,676    26,121
  Goodwill amortization.........................      143       105        375       262       339
  Charge for acquired in-process technology and
     purchase options...........................    2,315               43,773
                                                  -------   -------   --------   -------   -------
     Total operating costs and expenses.........   26,353    31,224     88,754    32,194    51,134
                                                  -------   -------   --------   -------   -------
OPERATING INCOME (LOSS).........................   (8,240)    1,456    (37,252)    3,501    12,173
                                                  -------   -------   --------   -------   -------
OTHER:
  Interest income...............................      332       483      2,768     1,636     4,664
  Interest expense..............................     (261)     (246)      (906)     (499)     (602)
  Other -- net..................................       (4)      277         18       (21)       (2)
                                                  -------   -------   --------   -------   -------
     Total other................................       67       514      1,880     1,116     4,060
                                                  -------   -------   --------   -------   -------
INCOME (LOSS) BEFORE INCOME TAXES...............   (8,173)    1,970    (35,372)    4,617    16,233
PROVISION FOR INCOME TAXES......................       --        34        406       182     1,762
                                                  -------   -------   --------   -------   -------
NET INCOME (LOSS)...............................  $(8,173)  $ 1,936   $(35,778)  $ 4,435   $14,471
                                                  =======   =======   ========   =======   =======
NET INCOME (LOSS) PER SHARE
  PRIMARY.......................................  $ (0.55)  $  0.10   $  (1.53)  $  0.16   $  0.37
  FULLY DILUTED.................................                                 $  0.15   $  0.36
WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON
  EQUIVALENT SHARES:
  PRIMARY.......................................   14,988    19,860     23,440    27,324    38,890
  FULLY DILUTED.................................                                  28,650    39,657

          See accompanying notes to consolidated financial statements.

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                            UNREALIZED                       NOTES
                                           COMMON STOCK                        GAIN          WARRANT       RECEIVABLE
                                         -----------------   ACCUMULATED     (LOSS) ON    SUBSCRIPTIONS       FROM
                                         SHARES    AMOUNT      DEFICIT      INVESTMENTS    RECEIVABLE     SHAREHOLDERS    TOTAL
                                         ------   --------   ------------   -----------   -------------   ------------   --------
BALANCE, JANUARY 1, 1993...............  14,964   $ 79,953    $  (61,305)                                    $ (338)     $ 18,310
  Exercise of stock options............      34          9                                                                      9
  Compensation expense -- stock
    options............................                177                                                                    177
  Cancellation of restricted stock and
    related notes receivable...........     (40)      (148)                                                     148
  Issuance of common stock warrants....              2,247                                                                  2,247
  Net loss.............................                           (8,173)                                                  (8,173)
                                         ------   --------     ---------        ----         -------          -----      --------
BALANCE, DECEMBER 31, 1993.............  14,958     82,238       (69,478)         --              --           (190)       12,570
  Issuance of common stock at $4.37 per
    share, net of issuance costs of
    $11................................     686      2,990                                                                  2,990
  Issuance of common stock at $5.48 per
    share..............................     228      1,250                                                                  1,250
  Issuance of common stock at $6.37 per
    share, net of issuance costs of
    $2,269.............................   4,900     28,968                                                                 28,968
  Exercise of stock options and
    warrants...........................     134        157                                                                    157
  Issuance of common stock warrants,
    net of issuance
    costs of $5........................                625                                                                    625
  Compensation expense -- stock
    options............................                 41                                                                     41
  Net income...........................                            1,936                                                    1,936
                                         ------   --------     ---------        ----         -------          -----      --------
BALANCE, DECEMBER 31, 1994.............  20,906    116,269       (67,542)         --              --           (190)       48,537
  Issuance of common stock at $12.75
    per share, net of issuance costs of
    $3,483.............................   4,494     53,815                                                                 53,815
  Issuance of common stock in
    connection with the purchase of
    DDSI callable common stock.........   2,286     33,489                                                                 33,489
  Issuance of common stock warrants....              5,040                                   $(4,200)                         840
  Collections on notes receivable......                                                                         177           177
  Cancellation of restricted stock and
    related notes receivable...........      (4)       (13)                                                      13            --
  Exercise of stock options and
    warrants...........................   3,398      7,914                                                                  7,914
  Unrealized gain on available-for-sale
    short-term investments.............                                        $ 103                                          103
  Net loss.............................                          (35,778)                                                 (35,778)
                                         ------   --------     ---------        ----         -------          -----      --------
BALANCE, DECEMBER 31, 1995.............  31,080    216,514      (103,320)        103          (4,200)            --       109,097
Unaudited:
    Issuance of common stock at $29.37
      per share, net of issuance costs
      of $8,340........................   5,405    150,431                                                                150,431
    Collections on warrant
      subscriptions receivable.........                                                          976                          976
    Exercise of stock options and
      warrants.........................   1,257      4,461                                                                  4,461
    Unrealized loss on
      available-for-sale short-term
      investments......................                                          (80)                                         (80)
    Net income.........................                           14,471                                                   14,471
                                         ------   --------     ---------        ----         -------          -----      --------
BALANCE, SEPTEMBER 30, 1996............  37,742   $371,406    $  (88,849)      $  23         $(3,224)            --      $279,356
                                         ======   ========     =========        ====         =======          =====      ========

          See accompanying notes to consolidated financial statements.

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  IN THOUSANDS

                                                                                         NINE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                         ----------------------------   --------------------
                                                          1993      1994       1995       1995       1996
                                                         -------   -------   --------   --------   ---------
                                                                                            (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss)......................................  $(8,173)  $ 1,936   $(35,778)  $  4,435   $  14,471
Adjustments to reconcile net income (loss) to net cash
  provided by (used for) operating activities:
  Depreciation and amortization........................    1,034       687      1,962      1,262       5,415
  Charges for acquired in-process technology and
    purchase options...................................    2,210               30,773
  Other................................................      555        84                    21          50
  Changes in assets and liabilities:
    Accounts and other receivables.....................     (521)   (1,309)    (4,089)    (4,103)     (8,566)
    Inventory..........................................      334      (738)    (1,110)      (718)     (4,674)
    Prepaid and other assets...........................       39        74       (241)        58        (263)
    Accounts payable and other liabilities.............     (463)    1,356      3,655      1,498       9,294
    Accrued wages, taxes and benefits..................       68       166        400        615       1,543
                                                         -------   -------   --------   --------   ---------
      Net cash provided by (used for) operating
         activities....................................   (4,917)    2,256     (4,428)     3,068      17,270
                                                         -------   -------   --------   --------   ---------
INVESTING ACTIVITIES:
  Purchases of short-term investments..................                (21)   (95,716)   (62,903)   (103,902)
  Sales and maturities of short-term investments.......    2,764               56,117      6,936      92,697
  Purchases of long-term investments...................                          (494)                (5,000)
  Capital expenditures.................................   (1,909)   (2,756)    (7,835)    (6,735)     (5,477)
  Company/product acquisitions, net of cash received...                           744     (2,616)   (128,600)
  Development deposit..................................             (1,250)
  Other................................................      (15)      (40)       (60)       (40)       (526)
                                                         -------   -------   --------   --------   ---------
    Net cash provided by (used for) investing
      activities.......................................      840    (4,067)   (47,244)   (65,358)   (150,808)
                                                         -------   -------   --------   --------   ---------
FINANCING ACTIVITIES:
  Issuance of common stock and warrants, net...........       46    32,739     61,606     56,090     154,389
  Issuance of notes payable............................                         4,360      4,360
  Principal payments on notes payable..................     (157)   (1,464)      (203)                (7,056)
  Principal payments on other long-term obligations....                       (22,000)   (20,140)     (5,500)
  Other................................................       33
                                                         -------   -------   --------   --------   ---------
    Net cash provided by (used for) financing
      activities.......................................      (78)   31,275     43,763     40,310     141,833
                                                         -------   -------   --------   --------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...   (4,155)   29,464     (7,909)   (21,980)      8,295
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.......    8,154     3,999     33,463     33,462      25,554
                                                         -------   -------   --------   --------   ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.............  $ 3,999   $33,463   $ 25,554   $ 11,482   $  33,849
                                                         =======   =======   ========   ========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:
  Interest (net of amounts capitalized)................  $   257   $   852   $     68   $     13   $      --
  Income taxes.........................................  $    --   $    34   $     44   $     44   $      51

          See accompanying notes to consolidated financial statements.

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (INFORMATION AS OF SEPTEMBER 30, 1996 AND
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. THE COMPANY AND ITS BUSINESS

     Organization -- Dura Pharmaceuticals, Inc. ("Dura" or the "Company") is a developer and marketer of prescription pharmaceutical products for the treatment of allergies, asthma and related respiratory conditions.

     Principles of Consolidation -- The consolidated financial statements include the accounts of Dura and its wholly owned subsidiaries, Health Script Pharmacy Services, Inc., acquired on March 22, 1995 and Dura Delivery Systems, Inc. ("DDSI"), acquired on December 29, 1995. All intercompany transactions and balances are eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities are affected by such estimates and assumptions. Actual results could differ from those estimates.

     Interim Financial Data -- The interim financial data relating to September 30, 1996 and the nine months ended September 30, 1995 and 1996 are unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting of normal recurring accruals, necessary for a fair statement of the financial position and results of operations for the interim periods. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year or for any other interim periods.

     Cash Equivalents -- Cash equivalents include only highly liquid securities with an original maturity of three months or less.

     Short-term Investments -- Short-term investments consist of government securities, corporate bonds and commercial paper, which management has classified as available-for-sale securities in the accompanying consolidated financial statements (Note 3). Such investments are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The amortized cost of short-term investments is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income.

     Concentration of Credit Risk -- The Company invests its excess cash in U.S. Government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification of its cash investments and their maturities that are designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any significant losses on its cash equivalents or short-term investments.

     The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors and home healthcare providers throughout the United States. Historically, the Company has not experienced significant credit losses on its customer accounts. Two customers individually accounted for 19% and 14% of 1993 sales, three customers individually accounted for 21%, 14% and 12% of 1994 sales, and two customers individually accounted for 16% and 11% of 1995 sales.

     Inventory -- Inventory is stated at the lower of cost (first-in, first-out method) or market and is comprised of finished goods and samples.

     Property -- Property is stated at cost and depreciated over the estimated useful lives of the assets (primarily five years, with the exception of the Company's buildings, which is depreciated over a period of 30

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES years) using the straight-line method. Depreciation and amortization expense totaled $336,500, $380,300 and $530,000 during 1993, 1994 and 1995, respectively.

     License Agreements and Product Rights -- The cost of license fees and product rights are capitalized and amortized on a straight-line basis over the periods estimated to be benefited, ranging from 20 to 25 years. Amortization of capitalized license fees and product rights, and related royalty payments are included in selling, general and administrative expenses in the consolidated statements of operations. Amortization of license fees and product rights totaled $200,000, $200,000 and $1,055,000 in 1993, 1994 and 1995, respectively.

     Goodwill -- Goodwill is stated at cost and amortized on a straight-line basis over the periods estimated to be benefited, which range from 10 to 20 years.

     Evaluation of License Agreements, Product Rights and Goodwill -- The Company's policy is to evaluate, at each balance sheet date, the appropriateness of the carrying values of the unamortized balances of license agreements, patents and goodwill on the basis of estimated future cash flows and other factors. If such evaluations were to indicate a material impairment of these intangible assets, such impairment would be recognized by a writedown of the applicable asset.

     Revenue Recognition -- Revenues from product sales are recognized upon shipment. The Company is obligated to accept from customers the return of pharmaceuticals which have reached their expiration date for which it generally ships replacement merchandise. The Company has not historically experienced significant returns of expired pharmaceuticals.

     Contract revenue is recognized on a basis consistent with the performance requirement of the contract. Payments received in advance of performance are recorded as deferred revenue.

     Clinical, Development and Regulatory Expenses -- Clinical, development and regulatory costs are expensed as incurred.

     Net Income (Loss) per Share -- Net income (loss) per share is computed based on the weighted average number of common and common equivalent shares during each full year. Common equivalent shares consist of stock options and warrants and are included in the computation of net income per share using the treasury stock method. In loss years, common equivalent shares are excluded as the effect would be antidilutive. Net income (loss) per share is unchanged on a fully-diluted basis for all full years presented and have been adjusted to reflect the two for one stock split effective July 1, 1996.

     Accounting for Stock-Based Compensation -- In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which requires the Company to adopt disclosure provisions for stock-based compensation effective January 1, 1996. The standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. This standard encourages rather than requires companies to adopt the fair value method of accounting for employee stock-based transactions. Companies are permitted to continue to account for such transactions under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," but will be required to disclose in a note to the financial statements pro forma net income and net income per share as if the new method of accounting had been applied. The Company has elected to continue to apply APB Opinion No. 25 in its financial statements and will disclose in future annual reports the required pro forma information in a footnote.

     Reclassifications -- Prior to Dura's acquisition of DDSI on December 29, 1995, Dura recorded costs made on behalf of DDSI as they were incurred and simultaneously accrued reimbursement from DDSI by crediting the related costs. In 1996, Dura is recording contract revenues from Spiros Development Corporation

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES

("Spiros Corp."), a separate entity formed in December 1995, equal to the amounts due from Spiros Corp. for development and management services less a prorata amount allocated to the warrant subscription receivable. The DDSI reimbursements included in prior periods' financial statements have been reclassified to contract revenues to conform to the presentation used for Spiros Corp. in 1996. The following summarizes the impact of the reclassification on the prior periods' statements of operations (in thousands):

                                                   YEAR ENDED DECEMBER 31,         NINE MONTHS
                                                 ----------------------------         ENDED
                                                  1993       1994       1995      SEPTEMBER 30,
                                                 ------     ------     ------         1995
                                                                                  -------------
                                                                                  (UNAUDITED)
    REVENUES:
      Contract.................................  $2,297     $9,161     $8,016        $ 5,452
         Total Revenues........................   2,297      9,161      8,016          5,452
    OPERATING COSTS AND EXPENSES:
    Clinical, development and regulatory:
      Less reimbursement from Dura Delivery
         Systems, Inc..........................   1,487      8,260      6,428          4,357
    Selling, general and administrative........     810        901      1,588          1,095
                                                 ------     ------     ------         ------
              Total operating costs and
                expenses.......................  $2,297     $9,161     $8,016        $ 5,452
                                                 ======     ======     ======         ======

     In addition, certain other reclassifications have also been made to amounts included in the prior periods' financial statements to conform with the financial statement presentation for the year ended December 31, 1995 and the nine months ended September 30, 1996.

3. SHORT-TERM INVESTMENTS

     The following is a summary of available-for-sale investments (in thousands):

                                                                         GROSS        ESTIMATED
                                                                       UNREALIZED       FAIR
                                                            COST         GAINS          VALUE
                                                           -------     ----------     ---------
    DECEMBER 31, 1995:
    U.S. government securities...........................  $23,148        $ 80         $23,228
    U.S. corporate debt securities.......................   19,015          23          19,038
                                                           -------        ----         -------
              Total......................................  $42,163        $103         $42,266
                                                           =======        ====         =======
    DECEMBER 31, 1994:
    U.S. government securities...........................  $ 2,563       -$-           $ 2,563
                                                           =======        ====         =======

     The amortized cost and estimated fair value of available-for-sale investments at December 31, 1995, by contractual maturity, are shown below (in thousands):

                                                                                  ESTIMATED
                                                                                    FAIR
                                                                       COST         VALUE
                                                                      -------     ---------
    Due in one year or less.........................................  $31,548      $ 31,588
    Due after one year through two years............................   10,615        10,678
                                                                      -------       -------
              Total.................................................  $42,163      $ 42,266
                                                                      =======       =======

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES

4. BALANCE SHEET DETAILS

                                                                                 SEPTEMBER 30,
                                                                                     1996
                                                          1994        1995       -------------
                                                         -------     -------
                                                                    (IN THOUSANDS)(UNAUDITED)
    Property -- at cost:
      Land.............................................  $ 1,615     $ 1,615       $   1,615
      Building.........................................    3,305       3,450           3,578
      Machinery and equipment..........................      954       2,365           5,110
      Furniture and fixtures...........................      816       1,392           1,490
      Construction in progress -- manufacturing
         facility......................................    2,430       8,687          11,114
                                                         -------     -------        --------
                                                           9,120      17,509          22,907
      Less accumulated depreciation and amortization...     (788)     (1,376)         (2,283)
                                                         -------     -------        --------
      Property.........................................  $ 8,332     $16,133       $  20,624
                                                         =======     =======        ========
    License agreements and product rights:
      Capitalized cost.................................  $ 4,000     $40,624       $ 192,724
      Less accumulated amortization....................     (504)     (1,559)         (5,698)
                                                         -------     -------        --------
      License agreements and product rights............  $ 3,496     $39,065       $ 187,026
                                                         =======     =======        ========
    Goodwill:
      Goodwill from acquisitions.......................  $ 4,124     $11,063       $  11,063
      Less accumulated amortization....................   (3,606)     (3,980)         (4,320)
                                                         -------     -------        --------
      Goodwill.........................................  $   518     $ 7,083       $   6,743
                                                         =======     =======        ========
    Accounts payable:
      Accounts payable.................................  $ 2,023     $ 3,412       $   7,768
      Contractual sales rebates........................      513       1,605           2,987
      Other accrued expenses...........................      969       2,208           3,261
                                                         -------     -------        --------
      Accounts payable.................................  $ 3,505     $ 7,225       $  14,016
                                                         =======     =======        ========

5. COMMITMENTS

     Leases -- The Company leases and subleases office space under operating leases expiring through December 2000. Rent expense, net of sublease income, was $-0-, $30,000 and $121,000 for 1993, 1994 and 1995, respectively. Aggregate future minimum lease obligations under non-cancelable operating leases are summarized as follows (in thousands):

                                   YEAR ENDING                                 LEASE
                                   DECEMBER 31,                             OBLIGATIONS
        ------------------------------------------------------------------  -----------
           1996...........................................................    $   294
           1997...........................................................        304
           1998...........................................................        181
           1999...........................................................        160
           2000...........................................................        173
                                                                               ------
                  Total...................................................    $ 1,112
                                                                               ======

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES

     Employee Savings Plans -- The Company has a 401(k) plan that allows participating employees to contribute 1% to 15% of their salary, subject to annual limits. The Board may, at its sole discretion, approve Company contributions. The Company made contributions to the plan totaling $89,800 and $223,500 in 1994 and 1995, respectively.

     The Company has a non-qualified deferred compensation plan that allows eligible employees to defer up to 100% of their compensation. As of December 31, 1995, $506,600 has been deferred under this plan which is included in other assets and other non-current liabilities. The amounts deferred under this plan are transferred to a trust and managed by an investment manager. At December 31, 1995 the investments held by the trust consisted primarily of 16,667 units of Spiros Corp. (Note 10).

     Capital -- In 1995 the Company completed construction, at its headquarters, of a manufacturing facility that will be used to formulate, mill, blend and fill drugs to be used with Spiros, a dry powder pulmonary drug delivery system (Note
10), pending regulatory approval. Cumulative capital expenditures on the facility as of December 31, 1995 were approximately $8.7 million. Equipment purchases for and validation of the manufacturing facility are currently scheduled through 1997. At September 30, 1996, the Company had open purchase commitments for validation of the facility and equipment purchases of approximately $3.0 million. During the years ended December 31, 1994 and 1995 the Company capitalized interest of $40,000 and $487,000, respectively, as a cost of constructing the manufacturing facility.

6. DEBT AND OTHER OBLIGATIONS

     Line of Credit -- The Company has a loan and security agreement with a bank for the borrowing of up to $5.0 million that terminates in June 1997. Borrowings under the agreement are limited to 2.5 times the most recent quarter's earnings (as defined) before interest, taxes and depreciation and amortization ($5.0 million available at December 31, 1995 and September 30, 1996) and bear interest at the bank's prime rate plus 0.5% (9.0% at December 31, 1995 and 8.75% at September 30, 1996). At December 31, 1994 and 1995, and September 30, 1996 there were no borrowings outstanding under this agreement.

     Secured Promissory Notes -- At December 31, 1995 the Company had $7,056,500 in outstanding borrowings under secured promissory notes with a bank. The borrowings bear interest at the bank's prime rate plus 1.5% (10.0% at December 31, 1995) with a minimum annual rate of 7% and a maximum of 12%. Principal and interest are payable monthly with balloon principal payments in October 1997 and November 2000. The Company retired all of its outstanding bank debt, approximately $6.9 million, in May 1996.

     The bank loans were collateralized by a first deed of trust on the Company's facility and a blanket lien on substantially all Company assets. The agreements required the Company to maintain certain covenants including, among others, quick assets (as defined) to current liabilities of not less than 1.25 to one and debt service ratio not less than 1.5 to one. The agreements also stipulated that the Company shall maintain profitability on a quarterly basis with allowance for one loss quarter. At December 31, 1994 and 1995, the Company was in compliance with all loan covenants.

     Note Payable -- In connection with the acquisition of Health Script (Note
11), the Company issued a $1.5 million non-interest bearing note due April 1, 1996. The note was paid in full on April 1, 1996.

     Other Obligations -- In connection with the acquisition of license and product rights in 1995 and 1996 (Note 10), the Company entered into agreements which require future payments. The obligations are non-interest bearing and, as they pertain to the product rights agreements, are principally contingent on the certain products remaining available by prescription only or on the absence of certain competing products.

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES

     At September 30, 1996, the future annual maturities of principal under notes payable and other obligations are summarized as follows (in thousands):

                            PERIOD ENDING DECEMBER 31,
    --------------------------------------------------------------------------
    1996......................................................................  $  4,550
    1997......................................................................    26,500
    1998......................................................................     3,000
    1999......................................................................     3,000
    2000......................................................................       500
    Thereafter................................................................     2,000
                                                                                --------
                                                                                  39,550
    Imputed interest (5.0%-7.0%)..............................................    (2,278)
                                                                                --------
    Net obligation............................................................    37,272
    Less current portion......................................................   (27,972)
                                                                                --------
    Net long-term obligations.................................................  $  9,300
                                                                                ========

     The future annual maturities exclude approximately $82.9 million in future contingent obligations due in years 1999 through 2004. (See Note 10)

7. CAPITAL STOCK

     Stock Split -- On May 29, 1996, the Company declared a 2-for-1 stock split in the form of a 100% dividend on the Company's common stock effective July 1, 1996 for shareholders of record on June 17, 1996. All share amounts and per share exercise prices presented have been adjusted to give effect to this stock dividend.

     Common Stock -- In November 1994, August 1995, and May 1996, the Company completed offerings of 4,900,000, 4,494,000, and 5,405,000 shares of common stock, respectively, resulting in net proceeds to the Company of $29.0 million, $53.8 million, and $150.4 million respectively (Note 2). On May 29, 1996 the Company's shareholders approved an amendment to the Articles of Incorporation increasing the number of authorized shares of common stock from 25 to 100 million.

     In April 1994, the Company entered into a definitive stock and warrant purchase agreement with Elan Corporation, plc, ("Elan"), a developer and marketer of drug delivery systems. Under the purchase agreement Elan purchased 685,714 shares of the Company's common stock for $3.0 million. In November 1994, the Company issued 228,310 shares of common stock to Elan, at a price per share of $5.48, as partial consideration for a development deposit (Note 10).

     In December 1995, the Company issued 2,285,108 shares of common stock in connection with the acquisition of DDSI (Note 11).

     Common Stock Warrants -- In connection with the private placement completed by the Company and DDSI in September 1993 (Note 10), DDSI investors received Series W warrants to purchase an aggregate of 3,640,000 shares of the Company's common stock and callable warrants to purchase an aggregate of 3,380,000 shares each of the Company's common stock. The Series W warrants (i) are exercisable at $2.38 per share, subject to adjustment upon the occurrence of certain events as defined, (ii) are exercisable through September 27, 2000 and (iii) provide for certain registration rights. The callable warrants were canceled in December 1995 when the Company exercised its right to purchase the DDSI callable common stock (Note 10).

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES

     On April 17, 1994, Elan acquired a warrant to purchase 600,000 shares of the Company's common stock for total consideration of $480,000. The warrant (i) is exercisable at $4.38 per share, subject to adjustment upon the occurrence of certain events as defined in the agreement, (ii) is exercisable through April 17, 2001, and (iii) provides for certain piggyback and demand registration rights.

     On September 21, 1994, Drug Royalty Corporation, Inc. (DRC) (Note 10) acquired a warrant to purchase 200,000 shares of the Company's common stock for total consideration of $150,000. The warrant (i) is exercisable at $6.48 per share, subject to adjustment upon the occurrence of certain events as defined in the agreement, (ii) is exercisable through September 21, 1999, and (iii) provides for certain piggy-back registration rights. In June 1995, the Company filed a registration statement to register the common stock underlying the warrant, and the holder transferred the warrant to JP Morgan Securities, Inc. in July 1995.

     On March 22, 1995, the Company, in connection with the acquisition of Health Script (Note 11), issued warrants for 1,200,000 shares of the Company's common stock exercisable at $7.32 per share. On April 26, 1996, the Company exercised its option to redeem the warrant by issuing 503,232 shares of the Company's Common Stock to the holder of the warrant.

     In connection with the private placement completed by the Company and Spiros Corp. on December 29, 1995 (Note 10), Spiros Corp. investors received Series S warrants to purchase an aggregate of 2,240,002 shares of the Company's common stock. The Series S warrants (i) are exercisable at $19.47 per share, subject to adjustment upon the occurrence of certain events as defined, (ii) are exercisable through December 29, 2000, (iii) provide for certain registration rights and (iv) separate from the Spiros Corp callable common stock on December 29, 1997 or earlier upon the occurrence of certain events as defined.

     The following table summarizes the warrants outstanding at (unaudited) September 30, 1996 (in thousands, except per share data):

                                                       WARRANTS     SHARES COVERED   EXERCISE PRICE
                  WARRANT DESCRIPTION                 OUTSTANDING    BY WARRANTS       PER SHARE
    ------------------------------------------------  -----------   --------------   --------------
    Series W warrants...............................     1,177           1,647                $2.38
    Series S warrants...............................     1,867           2,240               $19.47
    Elan warrants...................................       600             600                $4.38
    JP Morgan warrants..............................       200             200                $6.48
    Other...........................................         9               9          $0.25-$6.00
                                                         -----           -----
              Total warrants outstanding............     3,853           4,696
                                                         =====           =====

     Common Shares Reserved -- The Company had reserved shares of common stock for issuance as follows (in thousands):

                                                              DECEMBER 31,
                                                            ----------------     SEPTEMBER 30,
                                                             1994      1995          1996
                                                            ------     -----     -------------
                                                                                  (UNAUDITED)
    Issuance under 1992 stock option plan.................   3,276     3,182         3,751
    Exercise of common stock warrants.....................   8,218     5,974         4,696
                                                            ------     -----         -----
              Total shares reserved.......................  11,494     9,156         8,447
                                                            ======     =====         =====

8. STOCK OPTIONS

     The Company's 1992 stock option plan (the "Plan") provides for the grant of options to officers and other key employees of the Company, and to certain directors, consultants and independent contractors of the Company, to purchase up to 4,507,360 shares of the Company's common stock. On February 21, 1996 the shares authorized under the Company's stock option plan, as adjusted for the July 1, 1996 stock dividend, were

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES increased by 1,500,000 to a total of 6,007,360. The plan provides for the automatic issuance of options to purchase 8,000 and 30,000 shares of the Company's common stock to non-employee Board members at the date of each annual shareholders' meeting and upon initial election to the Board of Directors, respectively. Generally, options are to be granted at prices equal to at least 100% of the fair market value of the stock at the date of grant, expire not later than ten years from the date of grant and become exercisable ratably over a four-year period following the date of grant.

     The Plan provides that in the event of a corporate transaction, as defined, all outstanding options shall become fully exercisable immediately prior to the effective date of such transaction and shall terminate upon such effective date. The Board of Directors may also grant officers of the Company limited stock appreciation rights in tandem with their outstanding options. In addition, limited stock appreciation rights shall be granted in connection with all automatic option grants under the Plan. Upon the occurrence of a hostile takeover, as defined, each outstanding option with such a limited stock appreciation right in effect for at least six months will automatically be canceled in return for a cash distribution from the Company in an amount equal to the excess of the takeover price, as defined, over the aggregate exercise price. As of December 31, 1994 and 1995, options to purchase 198,000 and 244,000 shares of common stock, respectively, were outstanding with limited stock appreciation rights.

     The following table summarizes stock option activity under the Plan:

                                                                              SHARES
                                                     ---------------------------------------------------------
                                                       OPTIONS     OPTIONS AVAILABLE       EXERCISE PRICE
                                                     OUTSTANDING       FOR GRANT              PER SHARE
                                                     -----------   -----------------   -----------------------
Balance, January 1, 1993...........................    2,180,000          512,660      $         0.25 - $ 4.50
  Options granted..................................      420,860         (420,860)     $         2.28 - $ 3.00
  Options exercised................................      (34,306)                      $         0.25 - $ 2.28
  Options canceled.................................      (61,892)          61,892      $         0.25 - $ 4.50
                                                       ---------       ----------
Balance, December 31, 1993.........................    2,504,662          153,692      $         0.25 - $ 4.50
  Options authorized...............................                       750,000
  Options granted..................................      872,260         (872,260)     $         3.50 - $ 6.00
  Options exercised................................     (131,964)                      $         0.25 - $ 3.62
  Options canceled.................................     (119,240)         119,240      $         0.25 - $ 4.87
                                                       ---------       ----------
Balance, December 31, 1994.........................    3,125,718          150,672      $         0.25 - $ 6.00
  Options authorized...............................                     1,000,000
  Options granted..................................    1,100,606       (1,100,606)     $         6.50 - $15.31
  Options exercised................................   (1,093,848)                      $         0.25 - $ 9.22
  Options canceled.................................      (80,108)          80,108      $         0.25 - $15.31
                                                       ---------       ----------
Balance, December 31, 1995.........................    3,052,368          130,174      $         0.25 - $15.31
Unaudited:
  Options authorized...............................                     1,500,000
  Options granted..................................      804,000         (804,000)     $        16.75 - $40.00
  Options exercised................................     (931,856)                      $         0.25 - $29.94
  Options canceled.................................      (24,907)          24,907      $         2.28 - $32.32
                                                       ---------       ----------
Balance, September 30, 1996........................    2,899,605          851,081      $         0.25 - $40.00
                                                       =========       ==========
Exercisable, December 31, 1995.....................    1,524,090                       $         0.25 - $15.31
                                                       =========
Exercisable, (unaudited) September 30, 1996........    1,148,441                       $         0.25 - $40.00
                                                       =========

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES

9. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets are as follows (in thousands):

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1995
                                                                     --------     --------
    Deductible temporary differences:
      Net operating loss carryforwards.............................  $ 20,786     $ 22,052
      Capitalized research and development.........................                  6,388
      Research and development credits.............................                  1,670
      Reserves and accruals not currently deductible...............        83          728
      Depreciation and amortization................................        --         (319)
                                                                     --------     --------
    Total deferred tax assets......................................    20,869       30,519
    Valuation allowance for deferred tax assets....................   (20,869)     (30,519)
                                                                     --------     --------
    Net deferred tax assets........................................  $     --     $     --
                                                                     ========     ========

     The Company has provided a 100% valuation allowance against deferred tax assets as of December 31, 1994 and 1995 as realization of such assets is uncertain. At December 31, 1995, the valuation allowance for deferred tax assets included approximately $3.5 million that will be credited to common stock when and if the underlying deferred tax asset is recognized.

     At December 31, 1995, the Company had Federal and California net operating loss ("NOL") carryforwards of approximately $59.8 million and $28.1 million, respectively. The difference between the NOL carryforwards for Federal and California income tax purposes is attributable to the 50% limitation on California NOL carryforwards. The Federal and California NOL carryforwards will begin expiring in 1998 and 1996, respectively, unless previously utilized. As of December 31, 1995, approximately $27.5 million of the total Federal NOL carryforwards were currently available for use by the Company to generally offset 90% of pretax income. The difference between the total NOL carryforwards and the NOL carryforwards currently available for use by the Company results from the limitations of Section 382 of the Internal Revenue Code due to a "change of ownership." The NOL carryforwards available for use by the Company as a result of the Section 382 limitation will be increased by approximately $2.9 million per year through 2006. While the Company believes the limitation is approximately $2.9 million per year, this amount is not certain, nor is it certain that a subsequent change of ownership could not result in a further limitation. In addition, the NOL carryforwards are subject to review and potential disallowance by the Internal Revenue Service upon audit of the Federal income tax returns of the Company.

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES

     A reconciliation of the income tax provision (benefit) based on Federal statutory rates and income (loss) before income taxes to the provision for income taxes, as reported, is as follows (in thousands):

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                                       ------------------
                                                                       1994        1995
                                                                       -----     --------
    Provision (benefit) at Federal statutory rates...................  $ 660     $(12,027)
    Tax effect of timing differences -- Write-off of development
      inventory......................................................   (660)
    Charges for acquired in-process technology and purchase
      options........................................................              14,883
    NOL carryforwards utilized.......................................              (2,946)
    Federal alternative minimum tax..................................                 235
    Other............................................................     34          261
                                                                       -----      -------
    Provision for income taxes.......................................  $  34     $    406
                                                                       =====      =======

     During the year ended December 31, 1995 the Company recorded a tax benefit from stock option exercises of $235,000 which was credited to common stock.

10. LICENSE, ROYALTY AND DEVELOPMENT AGREEMENTS

     General Agreements -- The Company has several license, royalty and development agreements. The following agreements, exclusive of those related to Spiros Corp., generally provide for royalty payments on product sales in the range of 3.5% to 15%. Generally, product commercialization establishes the obligation for certain royalty and/or license payments.

     Powder Inhaler -- The Company has a worldwide license from a private inventor to certain dry powder drug delivery technology. The technology uses a device to aerosolize pharmaceuticals in dry powder formulations for intrapulmonary and intranasal administration. The Company is required to pay the inventor royalties on future sales of this device. The following development arrangements have been entered into regarding the dry powder inhaler technology ("Spiros"):

     Private Placement with DDSI -- On September 27, 1993, DDSI, a Delaware corporation, completed a $13.0 million private placement to fund the development of Spiros for use with certain compounds. The private placement consisted of 1.3 million units at $10.00 per unit. Each unit consisted of one share of DDSI callable common stock, a Series W warrant (Note 7) to purchase 2.8 shares of the Company's common stock and a callable warrant (Note 7). In exchange for the Series W warrants, the Company acquired the right ("DDSI Purchase Option") through December 31, 1999 to buy all of the shares of DDSI callable common stock. A one-time purchase option expense of $2.2 million was recorded by the Company in September 1993 representing the fair market value of the Series W warrants. Under the Development and Management Agreement described below between the Company and DDSI, DDSI used the proceeds from the private placement to develop Spiros and Spiros applications for the drugs albuterol and beclomethasone.

     In September 1994, DDSI and Elan entered into a loan agreement under which Elan loaned to DDSI $5.0 million in September 1994 and $5.0 million in March 1995. Under certain conditions the loans were convertible by Elan into shares of DDSI Callable Common Stock. On December 7, 1995 Elan converted the principal and interest due under the loans into 639,119 shares of DDSI callable common stock.

     On December 29, 1995, the Company executed its right under the DDSI Purchase Option and purchased 100% of DDSI's callable common stock (Note 11). Under a development and management agreement, DDSI engaged the Company to develop the DDSI products and provide general management services to DDSI for a management fee equal to 10% of direct development costs, as defined. During 1993, the Company received a reimbursement of approximately $1.6 million representing development costs incurred by the Company during the period February 1, 1993 to September 27, 1993 and organization and offering expenses related to the

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES private placement. Dura recorded contract revenues under the agreement with DDSI for the years ended December 31, 1993, 1994 and 1995 of $2,297,000, $9,161,000
and $8,016,000, respectively. Included in contract revenues from DDSI for the years ended December 31, 1993, 1994 and 1995, is $47,400, $166,600 and $358,200,
respectively, representing the 10% management fee.

     Private Placement with Spiros Corp. -- On December 29, 1995, Spiros Corp., a separate, newly formed Delaware corporation, completed a $28.0 million private placement to fund the development of Spiros for use with certain compounds. Under agreements described below between the Company and Spiros Corp., Spiros Corp. will use the proceeds from the private placement and a $13.0 million contribution from Dura to develop Spiros and Spiros applications for albuterol, beclomethasone and ipratropium (the "Compounds"), and selected proteins and peptides. If these development efforts are successful, the Company may execute its right to purchase Spiros Corp.'s callable common stock; however, the Company does not have a legal obligation to purchase such shares of Spiros Corp.

     The private placement consisted of 933,334 units at $30.00 per unit. Each unit consisted of one share of Spiros Corp. callable common stock and a Series S warrant (Note 7) to purchase 2.4 shares of the Company's common stock. In exchange for the Series S warrants and the contribution of $13.0 million to Spiros Corp., the Company has the right ("Spiros Purchase Option") through December 31, 1999, to purchase all of the currently outstanding shares of Spiros Corp. callable common stock at predetermined prices. The purchase price begins at $46.88 per share (an aggregate of $43.7 million) through December 31, 1997 and increasing on a quarterly basis thereafter to a maximum of $76.17 per share (an aggregate of $71.1 million) on December 31, 1999. Such purchase price may be paid, at the Company's discretion, in cash, shares of the Company's common stock, or a combination thereof. In addition, Dura has the option through specified dates, to acquire Spiros Corp's exclusive rights for use of Spiros with albuterol in the cassette version (the "Albuterol Purchase Option"). In the event Dura acquires rights for use of Spiros with albuterol in the cassette version and does not exercise the Spiros Purchase Option, Dura will pay a royalty to Spiros Corp. on net sales of such product. A purchase option expense of $13.0 million representing the cash contributed to Spiros Corp. was recorded in December 1995. The Company also recorded a warrant subscription receivable and corresponding increase in common stock of $4.2 million representing the fair market value of the Series S warrants.

     In connection with the December 29, 1995 private placement, the Company also entered into certain other agreements with Spiros Corp. which are summarized as follows:

     Technology License Agreement -- Under this agreement, the Company granted to Spiros Corp., subject to existing agreements with Elan and Mitsubishi Chemical Corporation, a royalty-bearing, perpetual, exclusive license to use Spiros in connection with the Compounds and certain off-patent proteins and compounds, and certain non-exclusive rights to other compounds. Such agreement expires upon exercise by the Company of the Spiros Purchase Option and prior to such expiration, the Company may exercise the Albuterol Purchase Option under terms set forth in the agreement.

     Interim Manufacturing and Marketing Agreement -- Under this agreement, Spiros Corp. granted to the Company exclusive license to manufacture and market Spiros Corp. products in the U.S. in exchange for a royalty of 10.0% on net product sales, as defined. Such agreement expires on exercise or termination of the Spiros Purchase Option.

     Development and Management Agreement -- Under this agreement, Spiros Corp. has engaged the Company to develop the Spiros Corp. products and provide general management services to Spiros Corp. The agreement requires Spiros Corp to make payments to Dura for development and management services within 15 days after the end of the month in which the services are provided. Dura will record contract revenues from Spiros Corp. equal to the amounts due from Spiros Corp. for costs and fees less a prorata amount allocated to the Series S warrant subscription receivable (Note 7). At December 31, 1995 the Company had a receivable from Spiros for $413,000 representing amounts due from Spiros Corp. for development costs incurred by the

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES

Company in 1995 and organization and offering expenses related to the private placement. During the nine months ended September 30, 1996 the Company recorded contract revenues under the development and management agreement with Spiros Corp. of $12,825,000.

     Fujisawa -- In April 1995, the Company entered into a collaborative development agreement with Fujisawa Pharmaceutical Co., Ltd. ("Fujisawa") covering the use of Spiros to deliver one of Fujisawa's new chemical entity asthma compounds. The agreement was an extension of previous feasibility work completed by the Company. Pursuant to the agreement the Company will provide dry powder formulation assistance, manufacturing process development and clinical trial supplies to Fujisawa through the completion of clinical trials in Japan or June 30, 1998, whichever occurs first. The Company received an up-front payment and is to receive additional milestone and reimbursement payments from Fujisawa. Fujisawa can terminate the agreement upon 30 days notice to the Company. If Fujisawa's clinical trials are successful, the parties have agreed to negotiate additional agreements, which would include license and supply agreements.

     Elan -- On September 5, 1994, the Company and Elan signed certain agreements as part of the formation of a strategic alliance. The agreements which set forth this strategic alliance include the (i) Technology Access Agreement and (ii) Protein and Peptide Development Agreement. The Technology Access Agreement provides for Elan to utilize its drug delivery expertise and proprietary technologies to develop respiratory pharmaceuticals and to supply such drugs to the Company for sale exclusively in the U.S. in such dosage strengths and package sizes as are typically marketed in the U.S. After Elan obtains the appropriate regulatory approvals, the Company plans to market these drugs in the U.S. through its established pharmaceutical sales and marketing organization. On November 1, 1994, the Company deposited with Elan $2.5 million in cash and common stock (Note 7) and is required to make certain other milestone payments, aggregating $300,000 for each approved drug, in connection with this agreement. In the event Elan's development efforts are unsuccessful, Elan shall be required to refund in cash the Company's $2.5 million deposit. The Protein and Peptide Development Agreement provides for the development by Elan of up to five compounds, including at least one protein and one peptide compound, for systemic delivery through the lungs utilizing Spiros. The Company and Elan have agreed that at or before the expiration of this agreement, if the results of Elan's research and development are characterized by both parties as favorable, the parties will negotiate a further agreement relating to the sales and marketing of these compounds for use in Spiros.

     In addition, the Company, Elan and DDSI entered into a product licensing agreement, under which Elan received exclusive rights to develop, manufacture and market to most countries outside of North America eight identified respiratory compounds for use with Spiros. In December 1995, the Company and DDSI assigned their rights and obligations under this agreement to Spiros Corp. Additionally, Elan made a $10.0 million investment in the units of Spiros Corp. (Note 10).

     Houghten Pharmaceuticals, Inc. -- In February 1996, Dura entered into an agreement with Houghten Pharmaceuticals, Inc. ("Houghten") to provide, for a four-year period, contract services for Houghten's drug development programs using Dura's development capabilities and proprietary formulation and delivery technology. Dura will receive (a) contract revenues from Houghten for services provided and (b) rights to collaborate with Houghten on the development of new compounds. Concurrently, Dura made a $5.0 million equity investment in Houghten, which was subsequently converted into 775,193 shares of Houghten common stock.

     Sanofi-Winthrop -- The Company has a worldwide license agreement for the sale of bitolterol inhalation solution (excluding Italy) and bitolterol metered dose inhaler (excluding Italy and Puerto Rico), pharmaceuticals used in the treatment of asthma. The agreement provides for the payment of royalties on sales and certain other upfront and anniversary license fees and terminates in June 2022.

     DRC -- In September 1994, the Company entered into a ten-year agreement with DRC USA Inc., a Nevada corporation ("DRC"), under which the Company received funding during the period October 1, 1994

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES through December 31, 1995 to expand its sales force in specified territories. In connection with entering into such agreement, the Company issued a warrant to an affiliate of DRC (Note 7) and is required to pay royalties on net revenues in the specified territories, as defined, through September 2004. For the period October 1, 1994 through December 31, 1994 and the year ended December 31, 1995 the Company recorded contract revenue of $400,000 and $1,600,000, respectively, under this agreement.

     Eli Lilly and Company -- On April 13, 1995, the Company signed an exclusive licensing agreement to market two anti-tuberculosis products to the United States respiratory market. The agreement required payments in 1995 of approximately $3.6 million and provides for an additional payment in December 1996 of $550,000 (Note 6). The agreement also requires semi-annual royalty payments based on net sales of the licensed products.

     Rondec Product Line -- On June 14, 1995, the Company signed an agreement with Ross Products Division of Abbott Laboratories to acquire domestic rights to the Rondec product line of six prescription cough/cold drugs. The acquisition closed on June 30, 1995. Under the agreement the Company received cash at closing of approximately $4.4 million, paid $20.0 million on July 14, 1995, and is obligated to make additional future minimum payments which are contingent principally on the acquired products remaining available by prescription only (Note 6).

     Furadantin Product Line -- On May 7, 1996, the Company acquired the Furadantin(R) product rights from Procter & Gamble Pharmaceuticals, Inc ("P&G") for $7.0 million. Under the agreement the Company paid cash at closing of $3.5 million and an additional $3.5 million will be paid on May 7, 1997.

     Entex Product Line -- On June 17, 1996, the Company signed an agreement with P&G to acquire the rights to the Entex products, consisting of four prescription upper respiratory drugs (the "Entex Products"). The acquisition closed on July 3, 1996. The purchase price of $45.0 million in cash consisted of $25.0 million paid at closing and $20.0 million due on July 3, 1997.

     Keftab and Ceclor CD -- On August 21, 1996, the Company signed an exclusive licensing agreement to market two antibiotics Keftab and Ceclor CD. The agreement required a payment at closing on September 5, 1996 of $100.0 million paid in cash. Additional future contingent payments of $15 million per year starting in the year 1999 and ending in 2003 are subject to Ceclor CD remaining without an extended release cefaclor competitor in the U.S.

11. ACQUISITIONS

     The following acquisitions have been accounted for under the purchase method of accounting and, accordingly, the operating results of these acquisitions are included in the Company's consolidated results of operations from the date of acquisition.

     Health Script -- On March 22, 1995, the Company acquired all of the common stock of Health Script Pharmacy Services, Inc. and certain assets of a related affiliate, Quintex, Ltd. (collectively "Health Script"). Health Script, located in Denver, Colorado, is a mail service pharmacy which dispenses respiratory pharmaceuticals. The purchase price of $7,340,000 consisted of a cash payment of $5.0 million, a $1.5 million non-interest bearing note due April 1, 1996 (Note
6), and warrants to purchase 1,200,000 shares of the Company's common stock (Note 7). The assets acquired include cash, inventory, furniture and equipment valued at $425,000, and goodwill valued at approximately $6.9 million.

     DDSI -- On December 29, 1995, the Company acquired all of the outstanding callable common stock of DDSI (Note 10). The purchase price of approximately $33.5 million consisted of 2,285,108 registered shares of the Company's common stock. The net assets acquired included cash of $3.4 million, equipment valued at $380,000 and DDSI's payable to Dura for development and management services of $995,000. The excess of the purchase price over the fair value of the net assets acquired of approximately $30.8 million was allocated to

                  DURA PHARMACEUTICALS, INC. AND SUBSIDIARIES in-process technology. The Company concluded, based on an assessment of the additional development, testing and regulatory approvals required, that the commercial viability of the technology had not yet been established. In addition, no alternative future uses of the technology, not requiring regulatory approval, have been established. As a result of this assessment the acquired in-process technology was expensed as a non-cash charge in December 1995.

     The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions had occurred on January 1, 1994, after giving effect to certain adjustments, including amortization of goodwill and issuance of Company common stock. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made on January 1, 1994, nor is it indicative of future results.

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                    ----------------------
                                                                     1994           1995
                                                                    -------       --------
                                                                    (IN THOUSANDS, EXCEPT
                                                                          PER SHARE
                                                                      DATA -- UNAUDITED)
    Revenues......................................................  $31,784       $ 45,719
    Net loss......................................................  $(7,166)      $(13,535)
    Net loss per share............................................  $ (0.32)      $  (0.52)

              SPIROS(TM) PULMONARY DRY POWDER DRUG DELIVERY SYSTEM

                                                   Clockwise from the top:
                                                   Spiros(TM) unit-dose system,
                                                   being developed for certain
                                                   compounds where the cost of
                                                   the drug, dosing frequency or
                                                   threat of microbial
                                                   contamination preclude the
        [PHOTO OF SPIROS(TM) MODELS]               use of other systems;
                                                   Spiros(TM) blisterdisk
                                                   system, being developed for
                                                   use with drugs sensitive to
                                                   moisture or light, including
                                                   macromolecules such as
                                                   peptides and proteins;
                                                   Spiros(TM) cassette system,
                                                   the first to be developed and
                                                   currently in use in clinical
                                                   trials with albuterol and
                                                   beclomethasone.

                                               Spiros(TM) is a proprietary dry
                                               powder delivery system under
                                               development that is designed to
                                               aerosolize pharmaceuticals in dry
                                               powder formulations for
                                               propellant-free delivery to the
  [PHOTO OF INDIVIDUAL USING SPIROS(TM)]       lungs.

                                               Spiros(TM) features:

                                               - Inspiratory Flow Rate
                                               Independence
                                               - Minimum Need for Patient
                                               Coordination
                                               - Absence of Chlorofluorocarbon
                                                 Propellants
                                               - Patient Convenience

                                               Product candidates based on the
                                               Company's Spiros(TM) are in
                                               various stages of research or
                                               development and have not been
                                               cleared by the United States Food
                                               and Drug Administration for
                                               commercial sale. There can be no
                                               assurance that the Company's
                                               products will be successfully
                                               developed or approved by
                                               regulatory authorities for
                                               commercial sale.

DURA-VENT(R), DURA-TAP(R)/PD, Dryhaler(R), DURA-GEST(R), ENTEX(R), RONDEC(R) and RONDEC-TR(R) are registered trademarks of the Company. The Company claims common law trademark rights to Spiros(TM), FENESIN(TM), DURA-VENT/DA(TM), D.A. CHEWABLE(TM), D.A.II(TM), GUAI-VENT/PSE(TM) and Healthco HomeRx(TM). TORNALATE(R) is a registered trademark of Sanofi-Winthrop, Inc. CROLOM(TM) is a trademark of Bausch & Lomb Pharmaceuticals, Inc. Capastat(R), Seromycin(R), Ceclor(R) CD and Keftab(R) are registered trademarks of Eli Lilly and Company. UNI-DUR(R) is a registered trademark of Key Pharmaceuticals, a unit of Schering-Plough Corporation. Spinhaler(R) is a registered trademark of Fisons Limited. Turbuhaler(R) is a registered trademark of Astra Pharmaceuticals. Rotohaler(TM) is a trademark of Glaxo Wellcome, Inc.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    3
Information Incorporated by
  Reference...........................    3
Prospectus Summary....................    4
Risk Factors..........................    8
Use of Proceeds.......................   15
Price Range of Common Stock...........   16
Dividend Policy.......................   16
Capitalization........................   17
Selected Consolidated Financial
  Data................................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   23
Management............................   37
Principal Shareholders................   41
Description of Capital Stock..........   43
Underwriting..........................   46
Legal Matters.........................   47
Experts...............................   47
Additional Information................   47
Index to Consolidated Financial
  Statements..........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                4,000,000 SHARES

                                      LOGO

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                              MERRILL LYNCH & CO.

                               HAMBRECHT & QUIST

                            OPPENHEIMER & CO., INC.

                         ROBERTSON, STEPHENS & COMPANY

                                OCTOBER   , 1996

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates, except for the registration fee and the NASD filing fee.

    Registration fee........................................................    $ 49,311
    Listing fee.............................................................      17,500
    NASD fee................................................................      16,773
    Blue Sky fees and expenses..............................................      10,000
    Printing and engraving expenses.........................................      75,000
    Legal fees and expenses.................................................     100,000
    Accounting fees and expenses............................................      30,000
    Transfer Agent and Registrar fees.......................................       5,000
    Miscellaneous expenses..................................................      46,416
                                                                                --------
      Total.................................................................    $350,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     (a) Section 317 of the California General Corporation Law provides for the indemnification to officers and directors of the Company and the Subsidiary against expenses, judgments, fines and amounts paid in settlement under certain conditions and subject to certain limitations.

     (b) Article VI of the Bylaws of the Company provides that the Company shall have power to indemnify any person who is or was an agent of the Company as provided in Section 317 of the California General Corporation Law. The Bylaws also provide that such indemnification is not exclusive of any additional rights to indemnification such person may have pursuant to contract, vote of shareholders or disinterested directors or otherwise. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized by the relevant section of the California General Corporation Law.

     (c) Article IV of the Company's Sixth Restated Articles of Incorporation provides that the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law. Accordingly, a director will not be liable for monetary damages for breach of duty to the Company or its shareholders in any action brought by or in the right of the Company. However, a director remains liable to the extent required by law
(i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) for any act or omission occurring prior to the date when the exculpation provision became effective and (vii) for any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors. The effect of the provisions in the Sixth Restated Articles of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of duty as a director, including breaches resulting from negligent behavior in the context of transactions involving a change of control of the Company or otherwise, except in the situations described in clauses (i) through (vii) above. These provisions will not alter the liability of directors under federal securities laws.

     (d) Pursuant to authorization provided under the Sixth Restated Articles of Incorporation, the Company has entered into indemnification agreements with each of its present and certain of its former directors. The Company has also entered into similar agreements with certain of the Company's executive officers who are not directors. Generally, the indemnification agreements attempt to provide the maximum protection permitted by California law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Company copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification. The Company's Bylaws contain a provision of similar effect relating to advancement of expenses to a director or officer, subject to an undertaking to repay if it is ultimately determined that indemnification is unavailable.

     (e) The Underwriting Agreement (Exhibit 1.1 hereto) contains provisions by which the Underwriters have agreed to indemnify the Company, each person, if any, who controls the Company within the meaning of Section 15 of the Act, each director of the Company, and each officer of the Company who signs this Registration Statement, with respect to information furnished in writing by or on behalf of the Underwriters for use in the Registration Statement.

     (f) There is directors and officers liability insurance now in effect which insures directors and officers of the Company.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     Exhibits.

EXHIBIT
NUMBER
------
  +1.1   Form of Underwriting Agreement.
   5.1   Opinion of Brobeck, Phleger & Harrison LLP with respect to the Common Stock being registered.
  23.1   Consent of Brobeck, Phleger & Harrison LLP (contained in their opinion filed as
         Exhibit 5.1).
  23.2   Independent Auditors' Consent, Deloitte & Touche LLP.
  23.3   Consent of Kleinfeld, Kaplan and Becker.
  24.1   Power of Attorney (see page II-4).

---------------
+ To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 17th day of October, 1996.

                                          DURA PHARMACEUTICALS, INC.

                                          By /s/ CAM L. GARNER
                                          --------------------------------------
                                              Cam L. Garner
                                              Chairman, President and Chief
                                          Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Cam L. Garner and James W. Newman, or either of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement related to this Registration Statement and filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURE                               TITLE                             DATE
------------------------------  ------------------------------------------    -----------------
    /s/      CAM L. GARNER       Chairman, President and Chief Executive      October 17, 1996
------------------------------    Officer (Principal Executive Officer)
        Cam L. Garner

    /s/    JAMES W. NEWMAN            Senior Vice President, Finance          October 17, 1996
------------------------------             and Administration,
       James W. Newman            and Chief Financial Officer (Principal
                                    Financial and Accounting Officer)
    /s/   DAVID S. KABAKOFF        Executive Vice President and Director      October 17, 1996
------------------------------
      David S. Kabakoff

    /s/     WALTER F. SPATH          Senior Vice President, Sales and         October 17, 1996
------------------------------           Marketing, and Director
       Walter F. Spath

    /s/    JAMES C. BLAIR                        Director                     October 17, 1996
------------------------------
        James C. Blair

    /s/   HERBERT J. CONRAD                      Director                     October 17, 1996
------------------------------
      Herbert J. Conrad

          SIGNATURE                               TITLE                             DATE
------------------------------  ------------------------------------------    -----------------
   /s/  JOSEPH C. COOK                           Director                     October 17, 1996
------------------------------
        Joseph C. Cook

   /s/       DAVID F. HALE                       Director                     October 17, 1996
------------------------------
        David F. Hale

   /s/   GORDON V. RAMSEIER                      Director                     October 17, 1996
------------------------------
      Gordon V. Ramseier

   /s/     CHARLES G. SMITH                      Director                     October 17, 1996
------------------------------
       Charles G. Smith

                                 EXHIBIT INDEX

                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
  NO.                                    DESCRIPTION                                      PAGE
-------   --------------------------------------------------------------------------  ------------
  +1.1    Form of Underwriting Agreement. ..........................................
   5.1    Opinion of Brobeck, Phleger & Harrison LLP with respect to the Common
          Stock being registered. ..................................................
  23.1    Consent of Brobeck, Phleger & Harrison LLP (contained in their opinion filed as Exhibit 5.1). ...................................................
  23.2    Independent Auditors' Consent, Deloitte & Touche LLP. ....................
  23.3    Consent of Kleinfeld, Kaplan and Becker. .................................
  24.1    Power of Attorney (see page II-4). .......................................

---------------
+ To be filed by amendment.